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le 11 janvier 2007


07020425

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
United States of America

File No. 82-34771

SUPPL

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Monika Sachet, Jean-Michel Daunizeau, Crédit Agricole S.A.
Andrew Bernstein, Cleary, Gottlieb, Steen & Hamilton (no enclosures)

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH DECEMBER 31, 2006

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

   1.1 Update A.05 to the 2005 Shelf Registration Document, registered with the AMF December 27, 2006.

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   2.1 Publication relating to the issuance of (up to) €600 million fixed rate bonds, dated December 1, 2006.

   2.2 Publication relating to the issuance of €419 million fixed rate bonds, dated December 8, 2006.

3. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   3.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

      A. Final Terms relating to the issuance of EUR 10,000,000 Index Linked Interest Notes due 2021, dated December 5, 2006.

      B. Final Terms relating to the issuance of EUR 1,050,000,000 Floating Rate Notes due 2008, dated December 7, 2006

4. OTHER PUBLIC DISCLOSURE

   4.1 Press releases through December 31, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Update A.05 to the 2005 Crédit Agricole S.A. Shelf Registration Document

Published December 27, 2006

Please see attached.



Update A.05
Additional information

CRÉDIT AGRICOLE S.A.

Update A.05
Additional information

Contents

AMF

The original French version of this document was registered with the *Autorité des Marchés Financiers* (AMF) on 21 December 2006, in accordance with Article 212-13 of the AMF's Internal Regulations. It supplements the shelf-registration document filed with the AMF on 30 March 2006 under registration number D.06-0188. It may be used in support of a financial transaction if accompanied by a transaction circular approved by the AMF.

1. Corporate governance and internal control

➢ Crédit Agricole S.A. Board of Directors

- At 21 December 2006, the **Crédit Agricole S.A. Board of Directors** comprised the following members:

René CARRON	Chairman of the Board Chairman, Caisse régionale des Savoie Deputy Chairman, FNCA
Jean-Marie SANDER	Representative of SAS Rue La Boétie Deputy chairman of the Board Chairman, Caisse régionale d'Alsace-Vosges, FNCA and SAS Rue La Boétie
Noël DUPUY	Deputy chairman of the Board Chairman, Caisse régionale de la Touraine et du Poitou Deputy Chairman, FNCA
Pierre BRU	Chairman, Caisse régionale Nord Midi-Pyrénées
Philipe CAMUS	Co-Executive manager, Lagardère SCA
Alain DAVID	Chairman, Caisse régionale d'Ille-et-Vilaine
Bruno de LAAGE	Chief Executive Officer, Caisse régionale de l'Anjou et du Maine
Alain DIEVAL	Chief Executive Officer, Caisse régionale Nord de France
Jean-Roger DROUET	Chief Executive Officer, Caisse régionale Toulouse et Midi Toulousain
Xavier FONTANET	Chairman & CEO, Essilor International
Carole GIRAUD	Employee, Caisse régionale Sud Rhône-Alpes
Roger GOBIN	Chairman, Caisse régionale Atlantique Vendée
Daniel LEBEGUE	Chairman, Institut Français des Administrateurs
Bernard MARY	Chief Executive Officer, Caisse régionale du Nord-Est Deputy chairman, FNCA
Michel MICHAUT	Chairman, Caisse régionale de Champagne-Bourgogne
Jean-Pierre PARGADE	Chairman, Caisse régionale d'Aquitaine
Corrado PASSERA	Deputy Director, Banca Intesa
Daniel COUSSENS	Employees Representative
Guy SAVARIN	Employees Representative
Jean-Michel LEMETAYER	Chairman, FNSEA
Henri MOULARD	Nonvoting Director Chairman, Invest in Europe (Truffle Venture) – HM et Associés

- **Independent director**

On the recommendation of the Appointments and Governance Committee, and based on the definition provided in the AFEP-MEDEF consolidated report on corporate governance for listed companies (*Le gouvernement d'entreprise des entreprises cotées*, 2003), the Crédit Agricole S.A. Board of Directors reviewed the situation applying to its members and determined that Mr Camus, Mr Lebègue and Mr Fontanet could be deemed to be independent directors insofar as they "*have no relationship of any kind whatsoever with the company, its Group or its management that is likely to compromise the exercise of their freedom of judgment*".

- **Rules on restrictions or prohibitions on trading by directors in Company securities based on inside information that has not yet been publicly disclosed**

There are no specific provisions relating to restrictions or interventions of directors in trading in the Company's securities.
As all directors are "permanent insiders" by definition, the rules pertaining to "windows" during which they may subscribe for or be prohibited from trading in Crédit Agricole S.A. shares apply to all directors.
Furthermore, following implementation of the decree of 9 March 2006 amending article 222-14 of the AMF General Regulations, at the Board of Directors meeting of 19 April 2006, the Head of Compliance of Crédit Agricole S.A., addressing all corporate executives and officers, reviewed the rules of transparency pertaining to trading on Company financial instruments and the attendant reporting requirements.

➢ Crédit Agricole S.A. Executive Officers

- As from 16 October 2006, the **Crédit Agricole S.A.** Group Executive Committee comprises the following members:

Georges Pauget	Chief Executive Officer Chairman of the Committee
Edouard Esparbès	Deputy Chief Executive Officer of Crédit Agricole S.A.. Chief Executive Officer, Calyon
Mohammed Agoumi	Deputy Chief Executive Officer of LCL
Aline Bec	Head of Group IT (SIG – Group information systems and technology)
Jérôme Brunel	Head of regional Banks business line Head of Private Equity
Agnès de Clermont Tonnerre	Corporate Secretary Executive Committee Secretary
Thierry Coste	Head of Asset Management, Securities ans Issuer Services Chairman and Chief Executive Officer of CAAM
Marie-Christine Dumonal	Head of Group Human Resources
Christian Duvillet	Chief Executive Officer of LCL
Ariberto Fassati	General Manager, Crédit Agricole S.A. in Italy
Patrick Gallet	Head of Industrial Development group Head of Operations at Crédit Agricole S.A.
Marc Ghinsberg	Head of Budget, Management control and Investments department Head of Strategy and Development Department
Jérôme Grivet	Corporate Secretary and Head of Finance and Strategy, Calyon
Jean-Yves Hocher	Head of Insurance Chief Executive Officer of Predica
Jacques Lenormand	Head of Group Development, France
Jean-Frédéric de Leusse	Head of Group Development International Head of International Retail Banking Head of Private Banking
Marc Litzler	Deputy Chief Executive Officer of Calyon
Gilles de Margerie	Group Chief Financial Officer and Head of Strategy
Bernard Michel	Head of Property Division and the Purchasing and Logistics Department
Yves Perrier	Deputy Chief Executive Officer of Calyon
Augustin de Romanet de Beaune	Group Deputy Chief Financial Officer and Head of Strategy
Alain Strub	Head of Group Risk Management and Permanent Control
Patrick Valroff	Head of Specialised Financial Services Chairman and Chief Executive Officer of Sofinco

- **Supplemental information under item 14.1, appendix 1 of European Regulation 809/2004:**

Conviction of any member of the Board of Directors or the Executive Committee in relation to fraudulent offences issued for at least the previous five years

To the Company's knowledge, as of this date, no member of an administrative or management body of Crédit Agricole S.A. has been convicted in relation to fraudulent offences during the last five years.

Details of any bankruptcy, receivership or liquidation with which any member of the Board of Directors or the Executive Committee has been associated for at least the last five years

To the Company's knowledge, as of this date, no member of an administrative or management body of Crédit Agricole S.A. has been associated with any bankruptcy, receivership or liquidation during the last five years.

Details of any official public incrimination and/or sanctions ruled against any member of an administrative or management body

At the beginning of May 2004, the Consob filed an action against the Italian bank Banca Intesa, its directors and executives, and, previously, those of the companies CARIPLO, COMIT and BAV for the period from early 1999 until the end of 2002.

In this respect, in March 2005, Jean Laurent, then Chief Executive Officer of Crédit Agricole S.A., and Ariberto Fassati, Executive Committee Member, received notices from the Italian Ministry of Economy and Finance stating that Jean Laurent was being fined €33,800 and Ariberto Fassati was being fined €24,800 due to defective or inadequate internal procedures pertaining to customer information and suitability of products offered to such customers by the Italian banks listed above. These decisions were appealed to the Milan Court of Appeals.

None of the members of Crédit Agricole S.A.'s Board of Directors or the Executive Committee has been disqualified by a court from acting in this capacity or from acting in the management or conduct of the affairs of Crédit Agricole S.A. for at least the last five years.

3. Recent information

Information presented by Crédit Agricole S.A. at the Investor Day held on 8 December 2006:



Investor Day
8 December 2006
CREDIT
AGRICOLE S.A.



Disclaimer
This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).
This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.
Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.
The readers must take all these risk factors and uncertainties into consideration before making their own judgement.
Applicable standards and comparisons
The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.
Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.
In order to enable comparisons, all 2004 data, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not audited.
2
CREDIT
AGRICOLE S.A.


Introduction
Georges Pauget
Chief Executive Officer
CREDIT
AGRICOLE S.A.


2006–2008 strategic development plan
✓Crédit Agricole's development is characterised by:
■ Sustainable growth
■ Profitable growth
■ Balanced growth
CREDIT
AGRICOLE S.A.

Sustainable growth

✓ **2006–2008 strategic development plan:**

✓ **Sustainable growth based on**

- A balance between organic growth and acquisitions
- Finding growth drivers in distribution networks (two countries outside France) and product platforms
- Targeted regions for acquisitions: Europe, neighbouring countries

✓ **Targets**

- Growth in net banking income and EPS
- Improvement in the cost/income ratio
- Proportion of net banking income generated from international activities


CREDIT
AGRICOLE S.A.

Profitable growth

✓ **Main financial targets**

■ 2006–2008 net banking income (CAGR)	+10%
■ International NBI/total NBI	50% (vs 35% in 2005)
■ Cost/income ratio	–1.5 points per year
■ 2006–2008 EPS (CAGR)	10%
■ Minimum dividend payout ratio	30–35%

✓ **Good start over the first nine months of 2006**

■ Net banking income (CAGR)	+20%
■ Cost/income ratio	–4.6 points
■ EPS (annualised)	+29%

CREDIT AGRICOLE S.A.

Sustainable growth

✓ Continuing investment in organic growth drivers

- Renewed business momentum at LCL and the Regional Banks
- Acceleration in pooling of production resources between LCL and the Regional Banks
- Ongoing enlargement of product ranges and customer bases in specialised business lines
- Profitable growth in corporate and investment banking

✓ Solid foundations for growth outside France

- Transformation of minority stakes in Italy and Greece into controlling stakes
- Attaining the target of controlling two networks in Europe outside France
- Major expansion of specialised financial services activities in Italy and Europe
- Growth drivers in emerging markets neighbouring Europe


CREDIT
AGRICOLE S.A.

Profitable growth

✓ Investment strategy

- Reference scenario: €5 billion
  - Self-financed
  - Focus on international activities
  - In accordance with strict financial criteria
- Possibility of targeted acquisitions depending on opportunities

✓ Rapid implementation

- As part of the reference programme
  - Investment of €4.4 billion
- Opportunity seized in Italy
  - Investment of €4.8 billion


CREDIT
AGRICOLE S.A.

Profitable growth

✓Acquisitions announced in 2006

	Country	Amount invested (€m)
Retail banking		
EAB	Egypt	> 200
Emporiki	Greece	≈ 2,200
Index Bank	Ukraine	≈ 220
Meridian Bank (2005–2006)	Serbia	≈ 100
Bancassurance		
BES Assurance (+ BES capital increase)	Portugal	≈ 600
Specialised Financial Services		
FAFS (Fiat Auto Financial Services)	Italy (2)	≈ 1,000
Asset management		
URSA	United States	≈ 60
TOTAL		4,380
Cariparma, FriulAdria, Intesa branches	Italy	≈ 4,800 (1)

Breakdown by region

94%

■ Eurozone ■ Other

Breakdown by business line

10% 6% 79%

■ Retail banking
■ Insurance
■ SFS
■ Asset management

(1) Assuming the acquisition of a 10% stake by Fondation Cariparma
(2) Operations in 13 European countries

CREDIT AGRICOLE S.A.

9


Balanced growth
✓A new international balance
2005 net banking income
2005 pro forma net banking income after acquisitions
Retail Banking (LCL + International)
8%
92%
43%
57%
International
France
Specialised Financial Services, Asset Management and Insurance
31%
69%
35%
65%
Corporate and Investment Banking
33%
67%
33%
67%
CREDIT AGRICOLE S.A.
10


Balanced growth
✓While maintaining the Group's risk profile
Contribution to net income – Group share
Corporate and Investment Banking 30%
Retail banking 35%
Regional Banks*
LCL
IRB
Specialised financial services
Asset management, insurance and private banking
Specialised business lines 35%
(excl. proprietary asset management and other activities)
■ Balanced growth between the three core business lines
■ International expansion of retail banking activities
■ Specialised business lines conquering new markets
■ Corporate and investment banking activities on a trajectory of sustainable and profitable growth
* Share (25%)
CREDIT AGRICOLE S.A.


Crédit Agricole Group international development in 2006
Rapid growth built on robust foundations
Jean–Frédéric de Leusse
Group Director, International Development
CREDIT AGRICOLE S.A.


International Retail Banking
Indicators at 30 September 2006
8,500 employees*
ROE: 16%
Allocated capital
Attributable net income
Contribution of Italy to net income
13.1%
9.7%
14.8%
85.2%
* Excluding Ukraine, Greece and Italy
13
CREDIT AGRICOLE S.A.

Contents

15

CREDIT AGRICOLE S.A.

The international development model chosen by Crédit Agricole


Emporiki Bank


CARIPARMA
&PIACENZA

Banca Popolare FriulAdria


كريدي أجريكول مصر
CREDIT AGRICOLE EGYPT

BNI MADAGASCAR

MERIDIAN BANK

SOCIÉTÉ IVOIRIENNE DE BANQUE

CRÉDIT DU CONGO

CRÉDIT DU SÉNÉGAL


LUKAS
BANK

SCB CAMEROUN

UNION GABONAISE DE BANQUE


مصرف المغرب
CRÉDIT DU MAROC

ІНДЕКС БАНК

16


CRÉDIT
AGRICOLE S.A.

The international development model chosen by Crédit Agricole

- ✓ Since the beginning of 2006, we have rapidly transformed the Group and extended its international reach, in line with the targets of our strategic development plan
- ✓ The process has been conducted in strict compliance with our investment criteria, focusing:
  - Primarily on the euro zone, to control our distribution networks and develop our product platforms
  - Secondly, on certain emerging markets offering strong potential for growth in banking services
- ✓ It has been accompanied by:
  - Rapid integration of newly–acquired entities
  - Faster organic growth among our international subsidiaries
  - Pro–active measures to significantly strengthen our planning and management capabilities

17

CRÉDIT AGRICOLE S.A.

The international development model chosen by Crédit Agricole

- ✓ In the euro zone, we now have a significant retail banking presence in three domestic markets
- ✓ The growth potential of our new markets (Greece, Italy) is considerably greater than the European average

	2003	2004	2005
France	4.9%	4.3%	7.7%
Italy	9.9%	13.2%	11.7%
Greece	28.0%	28.1%	27.2%

Source : central banks – growth in loans to the economy


CREDIT
AGRICOLE S.A.

A decentralised business model

- ✓ We have focused on the markets we know best
  - We have opted to transform our minority partnerships so that we can become an operator in retail banking or in specialised businesses, in Italy, Greece and Portugal
  - Our excellent knowledge of the entities in which we invested, acquired over more than fifteen years in Italy and Portugal and six years in Greece, has smoothed the integration process
- ✓ Our investments in emerging markets are in line with our strategy of controlled growth
  - We have sought medium-sized targets offering high organic growth potential and scope for redeployment
- ✓ Our business model is based on a local approach of the territories and the markets
  - Association of Crédit Agricole Regional Banks to this ambition
  - Priority given to local management, who know the market.
  - Addition of Group executives from France to oversee control, redeployment and knowledge transfer


CREDIT
AGRICOLE S.A.

Each entity has its business model

✓ **Crédit Agricole has proven expertise in integrating new businesses, that has been acquired over many years**

✓ **Our integration plans are organised around four objectives**

- Meet the acquisition business plan targets
- Bring corporate functions (risk management, finance, controls, compliance, etc.) up to Group standards
- Exchange know–how and speed up organic growth
- Develop the Group's business lines (insurance, asset management, corporate and investment banking, SFS, etc.)

✓ **All business lines are concerned**

- All Group business lines and corporate functions are mobilised
- The management of the acquired entity is mobilised
- Coordination is provided by a project manager and tracked by a team with the support of outside consultants as needed
- For large projects such as Emporiki, Cariparma or FriulAdria, the project manager is an Executive Committee member

20


CREDIT
AGRICOLE S.A.

Controls are rapidly put in place in each entity

✓ **Immediate action is taken to establish effective oversight by the Group's corporate functions**

Principle of joint oversight by local management and executives from the Group's corporate functions

- **Risk management:** the local risk management officer reports directly to the central risk business line. A post–acquisition audit (Greece, 25 people) is arranged. The provisioning policy is brought into line with Group standards
- **Cost controls:** special attention is paid to lowering the cost/income ratio, with Group support, especially to optimise procurement
- **Human resources management:** working with Group HR, recruitment of senior executives, retention of key employees, identification of potential high–flyers and training
- We immediately implement Crédit Agricole S.A. **reporting** and **management control procedures**

21


CREDIT
AGRICOLE S.A.

In–depth transformation of the international retail banking business line in 2006

✓ **The acquisitions made since 2005 have led to an in–depth transformation of international retail banking division**

Following acquisition of the Italian network – 2005 pro forma

- **An estimated eightfold increase in net banking income:** the Italian network, which was previously accounted for by the equity method, will be fully consolidated, contributing to gross operating income (€452 million in 2005 for the whole)
- About **1,700 branches**
- Nearly **26,000 employees**
- **4.5 million customers in 19 countries** (Italy, Greece, Egypt, Morocco, Poland, Ukraine, Serbia, Romania, Bulgaria, Albania, Cyprus, Senegal, Congo, Côte d'Ivoire, Gabon, Cameroon, Djibouti, Madagascar, Uruguay)

CRÉDIT AGRICOLE S.A.

22

Pro–active measures to significantly strengthen our oversight capabilities

✓ **International Retail Banking has been pro–actively reinforced and structured**

Last year, management of all shareholdings in foreign banks inherited from Indosuez, Crédit Lyonnais and Crédit Agricole S.A. was combined and structured around three objectives:

- **INTEGRATE:** Three integration projects are being carried out simultaneously: Italy, Greece and Ukraine, with a project manager for each acquired entity
- **MANAGE:** A "Supervisory" function monitors operations and governance in consolidated subsidiaries (sub–Saharan Africa, Morocco, Poland and Serbia)
- **DEVELOP:** An "Organisation and Development" function is dedicated to transferring expertise, coordinating and managing development plans and supervising IT systems

Three functions have been set up:

- Finance & Management Control
- Human Resources
- Strategy, Risk Management & Permanent Control

CRÉDIT AGRICOLE S.A.

23


Organisation of International Retail Banking
Strategy, Risks, Permanent Control
Finance
HR
INTERNATIONAL DEVELOPMENT DIVISION
Private Banking
INTERNATIONAL RETAIL BANKING
MANAGE
Supervisory Unit
INTEGRATE
Integration Unit
DEVELOP
Organisation/ Development Unit
70 people
ITALY
GREECE
UKRAINE
CREDIT AGRICOLE S.A.


An international presence
International retail banking
Asset management & insurance
Specialised financial services
February 2006 Bancassurance in Portugal
March 2006 Index Bank in Ukraine
In Serbia Meridian Bank
In Italy
July 2006 Fidis
October 2006 Acquisition of 663 branches
January 2006 EAB in Egypt
August 2006 Emporiki in Greece, Romania, Albania, Cyprus
CREDIT AGRICOLE S.A.

Contents



CREDIT AGRICOLE S.A.

26

Crédit Agricole in Italy



CARIPARMA
&PIACENZA



Banca Popolare
FriulAdria

A major strategic success for Crédit Agricole S.A. in Italy

- ✓ **Italy, a robust and buoyant market**
- ✓ **Italian acquisitions: a stepping stone for high–quality growth**
- ✓ **Italy: integration is already under way**
- ✓ **Italy: integration will create value**

CREDIT AGRICOLE S.A.

27

A major strategic success for Crédit Agricole S.A.

✓ An efficiently leveraged strategic opportunity

- Crédit Agricole S.A.'s acceptance was a prerequisite for the merger between Intesa and San Paolo IMI
- Talks were carried out very quickly on a straightforward basis: the merger was backed in principle, as long as a strategic agreement favourable for Crédit Agricole S.A. was worked out
- On 12 October, an agreement was signed that met the Group's wishes

✓ Extremely positive outcome from the investment in Intesa

- Significant contribution to income in the last few years
- Excellent return on the investment: since the Crédit Agricole S.A. IPO, IRR has totalled over 20%
- Unrealised capital gains at 6 December 2006: €2.3 billion


CREDIT
AGRICOLE S.A.

A major strategic success for Crédit Agricole S.A.

✓ Future relationship with Intesa will be restricted by anti–trust regulations

- Talks are being held with anti–trust authorities
- Crédit Agricole S.A. will not be represented on the new group's boards
- Reduction in Crédit Agricole S.A.'s interest: working assumption based on a target interest of 5% at 31 December 2007
- Possible restrictions on partnerships

✓ Possible changes to asset management business

- Possible creation of a major European asset manager under review (cost/benefit analysis; operational risk assessment; review of anti–trust issues)

Alternatively

- Exercise of 12 October option to unwind our agreements (same financial terms as under the original agreement plus return on capital; creation of a new CAAM sgr entity to manage the assets of clients of the Crédit Agricole S.A. Italian network as well as the assets of institutional clients and distribution to third parties


CREDIT
AGRICOLE S.A.

Crédit Agricole in Italy

A major strategic success for Crédit Agricole S.A. in Italy

- ✓ **Italy, a robust and buoyant market**
- ✓ Italian acquisitions: a stepping stone for high-quality growth
- ✓ Italy: integration is already under way
- ✓ Italy: integration will create value



CREDIT
AGRICOLE S.A.

30

Dichotomy in Italian market between North and South according to household wealth and balance between deposits and credits

Attractiveness score by province
(composite index, based on wealth, demographic and social characteristics and banking competition)
Ranking of 103 provinces



- ✓ **Noteworthy divergences between North and South for most macroeconomic indicators, which reflect contrasting attractiveness of Italian provinces:**
  - Unemployment rate
  - Per capita wealth creation
  - Population growth
  - etc.
- ✓ **North of Italy is an intrinsically attractive region for banks**



CREDIT
AGRICOLE S.A.

31

Fast growing market

2000 – 2005	France	Italy
Credit (p.a. growth)	5.9%	6.2%
Savings rate	15.7%	19.7%

❶ **Banking market is characterised by:**

- Prices at the upper end of the European range
- Significant upside potential, in particular in product equipment
- Regional banks that outperform nation–wide banks

❷ **Major regional disparities in the market:**

- The North: wealthy, fewer funds collected and low–risk
- The South: less wealthy, greater potential in funds collected and riskier


CREDIT
AGRICOLE S.A.

Strong growth potential in the banking sector

✓ **Growth drivers:**

- Upgrading to European standard in equipment rate
- Pension reform
- Growth in SMEs

	Italy	Europe
Current accounts (penetration rate)	73%	93%
Credit cards (penetration rate)	38%	95%
Consumer loans (% of GDP)	4%	8%
Mortgage loans (% of GDP)	11%	36%
Life insurance (% of GDP)	21%	43%

CREDIT AGRICOLE S.A.

Crédit Agricole in Italy

A major strategic success for Crédit Agricole S.A. in Italy

- ✓ Italy, a robust and buoyant market
- ✓ **Italian acquisitions: a stepping stone for high–quality growth**
- ✓ Italy: *integration* is already under way
- ✓ Italy: integration will create value


CREDIT
AGRICOLE S.A.

34


Northern and Southern Italy
display highly contrasting characteristics...
19 of the most attractive
20 provinces* are located
in Northern Italy
The new institution will
operate in 44% of the
provinces that account for
64% of Italy's GDP
* Composite wealth index, demographic and social characteristics, banking competition
CREDIT
AGRICOLE S.A.
35

A strategic choice: create a solid base in Northern Italy

Credit Agricole's retail network in Italy (663):
market share in number of branches



Crédit Agricole's operations are concentrated in the wealthy areas of Northern Italy and could be boosted by a second deposit collection region in the Naples area

- ✓ **The new structure boasts strong positions**
  - Market share in excess of 10% in 5 provinces: Parma, Piacenza, Pordenone, Udine and Cremona
  - Market share between 5% and 10% in 8 other provinces: Pavia, Caserta, Lodi, Venice, Gorizia, Naples, Trieste and Mantova

80% of the new structure's branches are located within 250 km of Parma

- ✓ **Outside its "natural" area, CRPP's performance is also excellent**
- ✓ **In compliance with the agreement signed with Intesa, the number of branches has been adjusted:**
  - → The number of branches has been increased by 9 and the total number *has been* lifted to 202: 29 will go to BPFA and 173 to CRPP
  - → Performance indicators are largely unchanged
  - → The network has been optimised (by avoiding overlaps)

(*) Source: Bam – Bank of Italy (2004), Infocamere (2003), Istat (2003)

36



CREDIT AGRICOLE S.A.

Integration draws on networks that are already performing very well

2006F*	CRPP	BPFA	202 branches	Total
# employees	3,439	1,318	1,991	6,748
# clients***	623,000	265,000	513,040	1,401,040
# branches	311	150	202	663
Net banking income	756	245	461	1,462
Capital (€m)	937	453	407	1,797
Loans (€m)	12,311	3,929	4,982	21,222
Expenses (€m)	(337)	(126)	(270)	(733)
Cost/income ratio	44.5%	51.5%	58.6%	50.1%
Net income (€m)**	219	59	100	378

- ✓ **The merger of the 3 networks can be compared to the merger of 2 to 3 regional banks in France**
- ✓ **The current level of performance of these banks is very high**

NB * 2006F calculated from 2006 BPFA and CRPP estimates and from business plan provided by Banca Intesa for the 202 AT branches
** Tax rate estimated at 37.25% for AT branches
*** 2005 for CRPP and BPFA, 08H1 for the 202 AT branches

37



CREDIT AGRICOLE S.A.

Crédit Agricole in Italy

A major strategic success for Crédit Agricole S.A. in Italy

- ✓ Italy, a robust and buoyant market
- ✓ Italian acquisitions: a stepping stone for high–quality growth
- ✓ **Italy: integration is already under way**
- ✓ Italy: integration will create value


CREDIT
AGRICOLE S.A.

Integration model geared to meet the challenges facing the 3 acquired networks

Integration feeds on the Group's other international acquisitions: quest for convergence, industrialisation, sharing of resources, etc.

Integration challenges	Integration guidelines
Carve out FriulAdria and CRPP from Intesa	Take advantage of existing functions at CRPP Draw on Crédit Agricole Group structures
Integrate Intesa branches into the FriulAdria and CRPP networks Preserve the regional identities of CRPP and FriulAdria	BI branches to be allocated to CRPP and FriulAdria on a geographical basis Identity of regions and brands to be preserved
Achieve economies of scale by sharing resources between CRPP and FriulAdria	Migration to a single IT system Industrialisation of back–offices No allocation of Intesa's head office costs
Ensure management and employees buy into the project	Management team will be kept and employee involvement stimulated on a regional basis
Manage risks and ensure managerial and strategic coherence	Chief Operating Officer from the Crédit Agricole Group to be appointed


CREDIT
AGRICOLE S.A.


Roll–out plan: 10 weeks, 10 months, 2 years to succeed
✓ Reassure clients and staff
✓ Stabilise governance and management
✓ Develop the 3–year roadmap
✓ Get all managers to buy into the corporate development plan
10 weeks...
to rally staff around a roadmap
✓ Roll out all the components of the new business model
✓ Supervise IT migrations
✓ Prepare deployment of the new back–office model to all branches and train staff
10 months...
to put the finishing touches to the business and operational platform
✓ Achieve full potential from revenue synergies by disseminating best practices (in particular segmented business policies)
✓ Extract the full potential from operating synergies resulting from the new platform
✓ Deploy the regional expansion strategy (new branches)
2 years...
to extract full potential from the new model
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Late 2006 – Early 2007: prepare to take control
Phase 1:
Rally staff
around a roadmap
✓ The roadmap:
What we do before acquiring ownership,
Our preparations for taking control
A. REORGANISE ITALIAN OPERATIONS
Define a new organisation with
Common holding company functions
Banking functions by region
B. INVOLVE PLAYERS IN ITALIAN ENTITIES
Mobilise teams at grassroots level
C. STEER THE CONTROL–TAKING PROCESS
The intermediate phase (before transfer of ownership)
The project phase
The 9 integration tasks
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Phase 1:
Rally staff
around a roadmap
Define a new organisation
A. REORGANISE ITALIAN OPERATIONS
Define a new organisation
Appoint the management team
IT
Organisation
Chairman
CEO
CARIPARMA PIACENZA
Virtual holding company
HOLDING FUNCTIONS
Executive Vice President Operational Platform
Deputy Executive Vice President Corporate Functions
RETAIL BANKS
Banking Executive Vice President
CARIPARMA PIACENZA
Commercial
Credit
Banking Executive Vice President
FriulAdria
Commercial
Credit
Integration/special projects
Personnel Administration
Finance
Research and market studies
Associates & affiliates
Planning & control
Accounting
Real estate purchases and management
Legal Affairs and litigation
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Phase 1:
Rally staff
around a roadmap
Mobilise Italian teams
B. INVOLVE ITALIAN ENTITIES
"Mobilise teams at grassroots level"
25.11 ➔ Convention attended by all CRPP employees
(Similar convention at FriulAdria in early 2007)
Visit by Senior Management to branches and back-offices
Speech to be given by Chief Executive before all CRPP employees
29.11 ➔ Meeting of all managers of Intesa branches "taken over" by Crédit Agricole
January 2007 ➔ Convention of Top 100 managers of the two banks (including Intesa branches)
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Guide the entities

Phase 1:

Rally staff

around a roadmap

C. STEER THE CONTROL–TAKING PROCESS

✓ **Before legal transfer of ownership**

- Cariparma and FriulAdria to be run by the team, which has been strengthened
- Policies for Intesa branches
  - Branches to be kept within Intesa processes
  - *Network managed by Cariparma and FriulAdria*


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Launch integration tasks

Phase 1:

Rally staff

around a roadmap

C. STEER THE CONTROL–TAKING PROCESS

✓ **Launch integration tasks**

9 TASKS

- MARKETING STRATEGY
- BUSINESS PLAN
- DEVELOPMENT IN SOUTHERN ITALY
- HR AND ORGANISATION
- MIGRATION OF BRANCHES
- IT & BO INTEGRATION
- SUPPORT FUNCTIONS

- INTESA CARVE–OUT
- CLOSING

➔ **Fortnightly oversight committee meetings**
  - ✓ Chaired by G. Pauget

➔ **Weekly steering committee meetings**
  - ✓ J–F. de Leusse
  - ✓ J. Lenormand

✓ **130 full–time staff**

✓ ***Executive Board supervision***

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Phase 2:

Put finishing touches to the business and operational platform

From the acquisition date to end–2007: integration

10 MONTHS TO INTEGRATE ENTITIES:

3 entities merged into a single institution with separate brands: "3 in 1"

RESTRUCTURING: MERGING THREE BANKS INTO ONE

IT migration
- Upgrading of Cariparma's IT system
- Region's Intesa branches to migrate to the FriulAdria system
- Other Intesa branches to migrate to CRPP's IT system

Deployment of the new centralised operational model
- Central functions previously handled by Intesa to be gradually brought in–house
- CRPP back–offices to be built up in order to prepare absorption of Intesa and FriulAdria branch volumes

Integration project
- Intesa branches to be aligned with the FRIUL and CRPP models
- Ongoing business convergence between FRIUL and CRPP

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Phase 2:
Put finishing touches to the business and operational platform
Considerable integration experience
Integrating groups of branches is common practice in Italy
In the last five years, some 350 branches have been sold in over a dozen transactions
Both Crédit Agricole and Cariparma have considerable experience in this area
CREDIT AGRICOLE KNOW–HOW
• Crédit Agricole S.A. ↔ CL merger
• Merger of regional banks
= Same issues
• Accounting migration
• IT migration
• Process integration
• Merging management teams
REGIONAL BANKS' EXECUTIVES WHO STEERED MERGERS WILL BE MOBILISED
LOCAL KNOW–HOW
Cassa di Risparmio di Parma
• Merger of Cassa di Risparmio di Parma with Cassa di Risparmio di Piacenza
• Integration by Cariparma of Credito Commerciale
• Integration of branches (Banca Intesa, Cassa di Risparmio di La Spezia)
FriulAdria
• Integration of Banca Popolare di Latisana
• Integration of Ambrosiano Veneto network branches
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2007 – 2009
Phase 3:
Extract full potential from the new model
TWO YEARS TO EXTRACT THE FULL POTENTIAL OF THE NEW INSTITUTION
GROWTH PROJECT: GROWTH DRIVERS
Integration and transfer of best practices to Intesa branches
Growth in key segments: private banking and SMEs
Support provided by Crédit Agricole subsidiaries
Regional extension (new branches)
Communication drive to bolster brands
Gradually whittle down the productivity differential between BI and CR/FA branches. The net banking income per full–time equivalent employee differential stands at 25% with CRPP.
About a hundred branches are to be opened, enabling the network to reach and exceed the 6–8% threshold above which market share in deposits is higher than branch market share.
6 additional private banking branches are to be opened, in particular in Southern Italy, as well as 6 additional corporate banking branches.
Investments in the brand will total €30m over 3 years:
. Overhaul of branch signage
. Communication with clients
High level involvement of Crédit Agricole Group specialised subsidiaries (SFS, insurance, Calyon, etc.) in France and in Italy but also corporate functions: risk management, internal audit, HR; etc.
CREDIT AGRICOLE S.A.

Crédit Agricole in Italy

A major strategic success for Crédit Agricole S.A. in Italy

- ✓ Italy, a robust and buoyant market
- ✓ Italian acquisitions: a stepping stone for high–quality growth
- ✓ Italy: integration is already under way
- ✓ **Italy: integration will create value**


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A value creating model
1,000
800
600
400
200
0
626
378
971
609
Operating Income
Net income
2006
2010
Our target
Cost/income ratio
50%
43%
✓Our expansion plan
Based on the best-performing entities
With strong potential for organic growth and improvement
Cost/income ratio of main competitors
(2006E and 2010E)
✓ Intesa: 51% ➔ 46%
✓ SPIMI: 54% ➔ 49%
✓ MPS: 60% ➔ 55%
✓ BNL: 61% ➔ 57%
✓ Antonveneta: 52% ➔ 46%
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Implementation plan will combine development and increasing operational power, generating €130m in synergies...
Cariparma
FriulAdria
202 branches
Estimated synergies: €65m
Marketing
• Develop
• Enhance profitability
Align business performance
CRPP methods and tools
CRPP methods and tools
Estimated synergies: €65m
IT
• Align performance
• Deploy
Integration on Cariparma IT system
Integration on Cariparma IT system
Prepare integration ("welcome")
Prepare integration ("exit")
Prepare integration ("exit")
Organisation
• Align performance
• Deploy
Transition to Cariparma management costs
Improve BO organisation (CRPP – Workflow)
Improve BO organisation (CRPP – Workflow)
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... plus other potential sources of value creation
Cariparma
FriulAdria
202 branches
Marketing
• Develop
• Enhance profitability
Improve cross–selling
Calyon Corporate products
Crédit Agricole retail products
Branch openings
Organisation
• Align performance
• Deploy
Optimise counter transactions (cash)
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With the support of a strong Group presence in Italy
Current organisation – Direct presence
Corporate and Investment Banking
Consumer Finance
Asset Management
Calyon Italie
•Strong local presence in corporate banking (structured products, project and acquisition finance) and investment banking (equities, bonds, derivatives, securitisations)
• €31 billion
• 3rd/4th primary dealer in government securities
•165 employees
Agos
• 51%–owned by Credit Agricole S.A. (49% by Banca Intesa)
• Ranked no. 2 in Italy, with 8% of the market
•Total assets: €5bn
• 1,322 employees
Fidis
• 50/50 joint Venture between Crédit Agricole S.A. and Fiat Auto.
• No. 1 auto finance provider in Italy with around 12% of the market
• Total assets: €9.7bn
• 1,135 employees
CAAM SGR
• 107bn in assets under management
• 400 employees, 120–strong asset management team
Cheuvreux Italia
• Italy's 7th largest broker
• 35 employees
• 84 companies tracked, representing 90% of the Milan stock exchange's market capitalisation
Italy, Crédit Agricole's second domestic market
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Conclusion

✓ Integration made easier by high geographical concentration in the heart of Italy's most attractive regions

✓ Integration made easier by the current level of performance of the institutions to be combined

✓ Integration will create value

✓ Integration is already under way


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AGRICOLE S.A.

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AGRICOLE S.A.

Crédit Agricole in Greece


Emporiki Bank

Takeover of Emporiki by Crédit Agricole S.A.

- ✓ **Greece: a high–potential banking market within the euro zone**
- ✓ Acquisition of Emporiki: significant transformation potential
- ✓ Our development project
- ✓ Integration is already well under way



Initial stages of our project were achieved in two months

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Greece, a high potential market

	Greece	Euro zone
Average GDP growth 2000 – 2005	3.7%	2.0%
Projected growth 2006 – 2010	3.7%	1.9%

✓ One of the fastest growing economies in the euro zone

	Greece	Europe
Average growth in lending in 2005	27%	9%
Average growth in mortgage loans	33%	11%
Average growth in consumer loans	28%	7%
Mortgage loans (% of GDP)	23%	36%
Consumer loans (% of GDP)	11%	8%

✓ Characteristics of the Greek market:

- Above average economic growth.
- Fairly high margins.
- Consideration expansion potential, particularly in retail banking, to match average European equipment levels.

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Crédit Agricole in Greece


Emporiki Bank

Takeover of Emporiki by Crédit Agricole S.A.

✓ Greece: a high-potential banking market within the euro zone

✓ **Acquisition of Emporiki: significant transformation potential**

✓ Our development project

✓ Integration is already well under way


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Acquisition of Emporiki: capacity to overhaul the bank

No. 4 bank in Greece
10% market share
1.5 million customers
376 branches
7,700 employees

	2005	Q3 2006
Net banking income	826	734
Gross operating income	239	458
Attributable income	74	94
Cost/income ratio	71%	65%

✓ **Crédit Agricole and Emporiki have been strategic partners since November 2000**

- Crédit Agricole acquired a 9% stake in Emporiki in 2000 and 2002
- Our presence in the management team and several support missions enabled us to get to know the bank very well
- In June 2006, all the requirements for a takeover bid were met:
  - Pension fund problem resolved
  - Incipient recovery
  - Price

We therefore launched an unsolicited yet friendly takeover bid on 13 June 2006

➔ **Crédit Agricole Group currently owns a 72% stake in Emporiki**


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Considerable scope for improvement...
✓ Lagging behind its peers
Growth in net banking income, 2005 (%)
20%
9%
25%
22%
5%
Median: 20.8%(1)
NBG
Alpha
EFG Eurobank
Bank Piraeus
Emporiki
Cost/income ratio, 2005 (%)
56%
48%
48%
58%
71%
Median: 51%(1)
NBG
Alpha
EFG
Piraeus
Emporiki
Growth in net interest income, 2005 (%)
20%
17%
25%
27%
7%
Median: 22.5%
NBG
Alpha
EFG
Piraeus
Emporiki
■ Emporiki's revenue growth lagged behind that of its peers in 2005
■ Its cost/income ratio is well above the sample average...
■ ... and its return on equity is much lower than for the other Greek banks
1. The median does not take Emporiki into account
CREDIT AGRICOLE S.A.



...and for improved operating efficiency
✓ Room to boost productivity(1)
Loans/Branch (€m)
50.4
51.9
77.7
51.3
Median: 51.6(3)
NBG
Alpha
EFG Eurobank
Bank Piraeus
Emporiki
Net banking income/Branch (€m)
4.0
3.1
5.0
2.2
Median: 3.6(3)
NBG
Alpha
EFG
Piraeus
Emporiki
Loans/Employee (2) (€m)
2.1
3.0
3.3
3.2
2.1
Median: 3.1(3)
NBG
Alpha
EFG
Piraeus
Emporiki
Net banking income/Employee (2) In hundreds of euros
17,915
20,924
17,822
10,522
Median: 17,869(3)
NBG
Alpha
EFG
Piraeus
Emporiki
■ One of the main challenges is to improve the network's performance
1. Figures for NBG, Alpha, EFG and Piraeus only concern domestic operations. Based on 2005 financial data
2. Average headcount
3. Excluding Emporiki
CREDIT AGRICOLE S.A.

Crédit Agricole in Greece


EmporikiBank

Takeover of Emporiki by Crédit Agricole S.A.

- ✓ Greece: a high–potential banking market within the euro zone
- ✓ Acquisition of Emporiki: significant transformation potential
- ✓ **Our development project**
- ✓ Integration is already well under way

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Our development project: "Turn Emporiki into a benchmark in the Greek banking sector"

Emporiki, a Greek bank focused on its domestic market and neighbouring markets, now belongs to the Crédit Agricole Group and its international network

Our ambition is to use this backing to:

- ✓ **Start by using our know–how to raise the bank's profitability and efficiency to the same level as its counterparts**
- ✓ **Steer the bank towards more demanding objectives in the longer run**

Crédit Agricole S.A. has developed a five–pronged action plan for Emporiki:

- ➔ **Build a sustainable platform for growth**
- ➔ **Improve risk management**
- ➔ **Increase market share**
- ➔ **Improve human resources management**
- ➔ **Implement cost discipline**

- €50m in investments over three years
- 80% of branch employees in customer–facing positions
- €300m in provisions (1)
- 20 bps reduction in provision expense
- Early–retirement plan (500 employees)
- Hiring of 250 sales people
- 5 products per customer within 5 years
- Cost/income ratio < 50% within 5 years

1. Preliminary estimate announced when the offer was filed


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Crédit Agricole in Greece


EmporikiBank

Takeover of Emporiki by Crédit Agricole S.A.

- ✓ Greece: a high–potential banking market within the euro zone
- ✓ Acquisition of Emporiki: significant transformation potential
- ✓ Our development project
- ✓ ***Integration*** **is already well under way**

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The new management team is already getting to grips with the integration process

- ✓ **24 August: temporary management team controlled by Crédit Agricole S.A. put in place**
  - International development manager, head of the integration project, named as acting Chairman
  - A majority of the seats on the Board of Directors held by Group representatives
- ✓ **Between 24 August and 24 October: new management brought on board**
  - A new Greek Chief Executive Officer, chosen for his managerial talent and knowledge of the Greek market
  - An Executive VP for Development and an Executive VP for Operations from Regional Banks
  - A new Greek head of HR who has overseen several major transformation projects
  - A new head of Risk Management from Crédit Agricole S.A.
- ✓ **Complete overhaul of organisational structure by end–January**
  - Based on evaluation of 50 senior managers
- ✓ **The 50 executives will have *met three* times in 2006: 30 August, 5 October and 19 December**
- ✓ **The 700 managers met on 10 November**
- ✓ **The Joining Forces project was launched on 30 August**
- ✓ **A "Risk" task force (25 people from Crédit Agricole) has been conducting a comprehensive review of the loan portfolio for the past two weeks**


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Drawing on a morale–boosting integration project...

Joining Forces
Launched on 30 August

Three objectives:

- Successfully complete integration, by aligning key processes at Emporiki with Crédit Agricole standards
- Step up business development
- Improve efficiency and productivity

16 TASKS

- INTEGRATION: Organisation, HR, equity interests, risks and internal control, legal control and compliance, finance.
- BUSINESS DEVELOPMENT: network, marketing, Balkans, asset management and Private Banking.
- PRODUCTIVITY: Operations, systems and collection.

➔ **Fortnightly oversight committee meetings**
  - ✓ Chaired by G. Pauget

➔ **Weekly steering committee meetings**
  - ✓ J–F. de Leusse
  - ✓ A. Crontiras

✓ **120 Emporiki and 20 Crédit Agricole employees are directly involved**

✓ **Executive Board supervision**


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A commitment from all Group business lines

✓ **Certain Group business lines were already present with Emporiki**

- **Credicom**, created with Sofinco, now controls about 25% of the auto finance market.
- **Emporiki Life**, created with Predica, successfully completed its first major campaign after training some 600 sales staff.
- Emporiki's two asset management companies, **Hermes Mutual Funds and Emporiki Asset Management**, will be merged. A new management team has been brought on board.

✓ **Development of new business lines**

- Analysis of expansion into non–life bancassurance depending on the development of Emporiki's relationship with Phoenix Metrolife.
- Analysis of Emporiki's partnerships with Calyon and, in private banking, within the Joining Forces project.

✓ **Group contribution to Emporiki's growth in its region**

- Emporiki is active in Albania, Bulgaria and Romania, countries in which the bank has 45 branches, 340 employees and a €180m loan portfolio.
- The development plans for these three entities are being redefined based on more ambitious organic growth targets.


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The first stages

✓ Since november 2006: new management in place

✓ By end–January 2007: new organisation in place

✓ By end–March 2007: finalised corporate strategic plan and five–year business plan

✓ By end–June 2007: Joining Forces project completed


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AGRICOLE S.A.

Contents


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AGRICOLE S.A.

Strengthened partnership with BES (Portugal)



✓ **Relationship history**

- Crédit Agricole became a shareholder of BES in 1990, when the bank was privatised
- Creation of Tranquilidade Vida (1993), Credibom (1995), ES Seguros (1996)
- Average market share of BES: 18% (9% in 1992); No. 3 bank in Portugal

✓ **Partnership strengthened in 2006**

- Crédit Agricole increases its stake in Tranquilidade Vida (renamed BES Vida) and ES Seguros (renamed BES Seguros) to 50%, plus management
- Control structures are simplified and Partran pulls out
- Crédit Agricole participates in BES share issue, increasing its direct interest in BES from 8.8% to 10.8%. Direct and indirect (via Bespar) interest: 23.8%
- Total investment: €1.6bn

✓ **Other presences in Portugal**

- Calyon, sales office
- Sofinco now owns 100% of Credibom. Acquisition of Credilar in 2005
- Eurofactor Portugal, a wholly–owned subsidiary
- 10% stake in ESAF, the Group's asset management company



70

An investment in growth (Egypt)



✓ **80% of Egyptian American Bank acquired by Crédit Agricole and its partner via a public offer in March 2006**

✓ **Merged with Calyon Bank Egypt in September to create Crédit Agricole Egypt**

- 60% Crédit Agricole Group
- 20% Mansour Maghraby Group
- 20% free float

✓ **One of Egypt's three largest private bank networks with a 2% market share Integration**

- The merger was successfully completed during the first half of 2006: IT system switchover, organisation, risk management, etc.
- Six expatriates including the Chief Executive Officer
- Investment in 2007: 22 new branches
- Development of business lines (consumer credit, private banking, insurance) under review

✓ **Financial data**

Net banking income	€101.5m
Net income	€37.6m

✓ **Business data (30/09/2006)**

Private customers	130,000
Branches	42
Employees	1,200
Market share	2%



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High growth potential (Ukraine) — ІНДЕКС БАНК

✓ September 2006 closing on acquisition of 99.9% interest

✓ A medium-sized bank (2% market share) with national coverage

- Longstanding Group presence via Calyon
- Investment in 2007: 50 new branches, IT system
- Development of subsidiaries (auto finance) under review

✓ Integration

- Recruitment of a Ukrainian Chief Executive Officer, nine expatriates in place (three of them from Lukas in Poland)
- Integration project with Mercer's support
- First marketing campaign in October, 600 people trained
- Implementation of Risk Management policy

✓ Financial data (31/12/2005)

Deposits	€319m
Loans	€261m

✓ Business data (30/06/2006)

Private customers	151,000, including 177 corporate customers
Branches	196
Employees	3,400



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Strong growth, with integration underway (Serbia) — MERIDIAN BANK

✓ Acquisition of 71% interest in June 2005 and of the balance in September 2006

✓ A medium-sized bank (2% market share) with strong growth potential

- Investment in 2006: 30 new branches, 150 ATMs
- Development of new subsidiaries (insurance, leasing)

✓ Integration of operations

- Upgraded to Group standards since 100% control was acquired in September 2006
- New management team with five expatriates in place since October 2006

✓ Financial data (2005)

Net banking income	€19.3m
Consolidated net income	€7.3m
Attributable net income	€5.2m

✓ Business data (30/06/2006)

Customers	152,000
Accounts	255,000
Branches	100
Employees	902

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Development of banking activities (Poland)



- ✓ **Acquisition of Lukas SA in June 2001; operations primarily in consumer finance**
- ✓ **Development plan for banking activities approved in 2005**
  - Specialisation of consumer finance/banking networks
  - New IT system (September 2005)
  - Branch opening programme (47 in 2006, 60 planned in 2007)
  - Training and development of sales techniques
  - Average growth expected in 2007: 73% for outstanding loans, 25% for deposits
- ✓ **Financial data – 2005**

Net banking income	€60m
Gross operating income	(€1.7m)
Attributable net income	(€10.6m)

- ✓ **Business data**

No. 3 credit card issuer	280,000
Customers	350,000
Accounts	760,000
Branches	154
Employees	1,952


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A stronger presence (Morocco)


CREDIT DU MAROC

- ✓ **Crédit Agricole SA owns 52.6% of Crédit du Maroc (a former Crédit Lyonnais subsidiary)**
  - Partnerships have been developed with Attijan Wafa (Morocco's No. 1 bank) in consumer credit (Wafasalaf) and asset management
  - Market share: 7%
- ✓ **Development plan approved in 2005**
  - Branch opening programme (19 in 2006, 30 planned in 2007)
  - Change of signage and logo, marketing policy, products for Moroccans residing abroad
  - Centralisation of back offices and bolstering of sales forces
- ✓ **Financial data – 2005**

Net banking income	€110.4m
Gross operating income	*€53.2m*
Attributable net income	€11.6m
Cost/income ratio	51.9%

- ✓ **Business data**

Customers	550,000
Accounts	730,000
Cards	265,000
Branches	171
Employees	1,769


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The network in sub–Saharan Africa

- ✓ Crédit Agricole has a presence in Cameroon, Senegal, Côte d'Ivoire, Gabon, Congo, Madagascar (ex Crédit Lyonnais) and Djibouti (ex Indosuez)
- ✓ Marketing development targeting personal and business customers; productivity improvement
- ✓ Financial data (2005)

■ Net banking income	€132.4m
■ Gross operating income	€48.1m
■ Attributable net income	€21m

SOCIÉTÉ IVOIRIENNE DE BANQUE
UNION GABONAISE DE BANQUE
BNI MADAGASCAR
CRÉDIT DU CONGO
SCB CAMEROUN
CRÉDIT DU SÉNÉGAL


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AGRICOLE S.A.



Crédit Agricole's Insurance business

Jean–Yves Hocher
Executive Vice President, Insurance

CRÉDIT AGRICOLE S.A.

Insurance

PREDICA
ASSURANCES DE PERSONNES

PACIFICA
ASSURANCES DOMMAGES

Finaref Assurance BES VIDA BES SEGUROS

Indicators at 30 September 2006

1,000 employees

ROE: 13%

Allocated capital **Attributable net income** **Life/Non–Life**

22.2% 13.8% 14.0% 86.0%

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Several business lines, three common principles

1. **A specialised approach to Insurance business (personal insurance, property & casualty, loan insurance)**
2. **Distribution aligned with the strategic business**
3. **Incremental growth for banks**

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Insurance: organisation of the business line

✓ Predica for personal insurance, started from scratch in 1986, France's second largest life insurer in 2006 (€150 billion in managed assets)

✓ Pacifica for property & casualty insurance, started from scratch in 1990, ranked 9th non life insurer in France in 2006 (€1.2 billion in premiums/5 million policies)

✓ Finaref Assurances mainly specialised in loan insurance:

- Partner of consumer finance companies and major retailers

✓ International Insurance Department set up two years ago to speed international growth across the three insurance business lines

✓ Shared teams (communication, specialised risk management approach, etc.) for what has become the Group's second largest business


CREDIT
AGRICOLE S.A.

Insurance, a growth driver

✓ Strong positioning :

- Crédit Agricole is No. 2 in life and non-life insurance in France

Premium Income – France

€bn	2004	2005
CNP	20	23
Crédit Agricole	**17**	**20**
AXA	18	19

- Predica's growth is outpacing that of the rapidly expanding life insurance market
- Pacifica is growing rapidly in a more stable property & casualty market
- Finaref is advancing in a stable French market while leveraging strong demand for consumer credit in other countries
- International insurance is a source of growth that capitalises on the bancassurance model


CREDIT
AGRICOLE S.A.

Insurance: sustained growth

Double–digit growth in contribution to consolidated net income in 2005 and the first nine months of 2006

CREDIT AGRICOLE S.A.

62



Property & Casualty Insurance
PACIFICA
Patrick Duplan
Chief Executive Officer
CREDIT
AGRICOLE S.A.

Pacifica

No. 2 NON–LIFE BANCASSURER

No. 9 NON–LIFE INSURER

IN FRANCE


CREDIT
AGRICOLE S.A.

Contents

- ✓ Pacifica's business lines: property & casualty insurance and family protection
- ✓ Strong growth in a mature market
- ✓ An original and effective organisational structure for this business
- ✓ Positioned as an active challenger
- ✓ Profitable growth
- ✓ Robust growth outlook


CREDIT
AGRICOLE S.A.


Pacifica's business lines :
property & casualty insurance and family protection
(portfolio as of 31.10.2006)
① AUTO 3 packages
Mini
Median
Maxi
1,236,161 policies
② HOME
4 packages
Studio
Confort
New–for–old cover
Batimmo
1,687,309 policies
PLEINS DROITS
Legal protection
877,931 policies
③ HEALTH 3 packages
Eco
Confort
Confort +
213,526 policies
④ PERSONAL ACCIDENT 4 packages
• Family
• Solo
5% – 30%
798,168 policies
CREDIT AGRICOLE S.A.


Pacifica's business lines
2001 – 2006
EXPANSION INTO NEW AREAS
2001 – 2003
Agricultural insurance
2003 – 2006
Local authorities
Not–for–profits
Small businesses
CREDIT AGRICOLE S.A.


Strong growth in a mature market
✓ Premium income
300
200
100
273
PACIFICA
238
204
Integration of AFCALIA
179
154
134
117
100
Market
Source: FFSA
107
115
122
128
132
135
2000
2001
2002
2003
2004
2005
2006 Estimate
CREDIT AGRICOLE S.A.


Strong growth: new business
X 1000 policies
1 250
1 110
1 008
922
791
713
688
2006 vs. 2000: new business up 82%
CAGR: 10.5%
2000
2001
2002
2003
2004
2005
2006 Estimate
CREDIT AGRICOLE S.A.


Strong growth: in–force business
5,300
X 1000 policies
4,632
4,131
3,645
3,199
2,819
2,449
2006 vs. 2000: in–force business up 117%
CAGR = 13.8%
2000
2001
2002
2003
2004
2005
2006
Estimate
CREDIT AGRICOLE S.A.


An original claims management model
13 loss adjustment units
Policyholder claims
420,000 claims in 2005
PACIFICA
ASSURANCES DOMMAGES
All claims dealt with by phone
Satisfaction rate
95%
CREDIT AGRICOLE S.A.


An effective organisational structure
PACIFICA
Designs products, steers and manages the Group's property & casualty business.
Distribution via the networks
: 41 Regional Banks (7,142 branches)
: 1,950 branches
25,000 personal lines insurance advisors
300 commercial lines insurance advisors
IT systems
ATTICA, based in Vaison La Romaine
ATTICA
Back-offices
Local networks
CREDIT AGRICOLE S.A.


Positioned as an active challenger
1991–2005
No. 1 personal accident insurer
No. 2 non–life bancassurer
No. 7 legal protection insurer
No. 9 car, comprehensive household insurer
2006–2010
Ongoing strong momentum
Double–digit average annual premium growth forecast over the period
Premium income
1,500
1,000
500
0
€120m
€440m
€1,000m
1990
1995
2000
2005
2010
CREDIT AGRICOLE S.A.


Recurring income before tax
✓ Profitable growth
€ millions
11.8
14.7
19.7
28.5
55.2
71.8
2000
2001
2002
2003
2004
2005
CREDIT AGRICOLE S.A.

	ROE	Combined ratio
2003	14.1%	98.6%
2004	20.5%	94.9%
2005	20.5%	93.5%

Robust growth outlook

✓ **Continuing to win new customers for our historical insurance products (car, comprehensive household, health, personal accident, legal protection)**

- Aligning insurance advisor performance
- Raising success rate
- Reducing attrition rate

✓ **Developing a multi–channel approach**

- Full service retail banking network
- Professionals insurance network
- Call centres
- Internet

✓ **Steering growth and profitability of professional and SME's insurance**


CREDIT AGRICOLE S.A.


Personal Insurance
PREDICA
Jean–Yves Hocher
Chief Executive Officer
CREDIT
AGRICOLE S.A.

Predica

No. 1 personal insurance BANCASSURER

No. 2 personal INSURER

IN FRANCE

CREDIT AGRICOLE S.A.

Contents


CREDIT
AGRICOLE S.A.

Predica's business lines

✓ Savings – Pensions

Multi–market and multi–network diversified products







5.5 million savings contracts
3.4 million pension plans (PERPs, small businesses, group plans)


CREDIT
AGRICOLE S.A.



Predica's business lines

✓ Personal risk and property & casualty





4.1 million personal risk and property & casualty policies


CREDIT AGRICOLE S.A.

100

A buoyant market


Savings/Pensions premiums
€bn
140
120
100
80
60
40
20
0
+ 22%
- 7%
+ 1%
+ 8%
+ 15%
+ 16%
2000
2001
2002
2003
2004
2005
2006e
Personal risk premiums
€bn
25
20
15
10
5
0
+ 2%
+ 4%
+ 3%
+ 6%
+ 9%
+ 9%
+ 7%
1999
2000
2001
2002
2003
2004
2005
Disability
Death
Health

✓ Steady growth in savings/pensions and personal risk premiums

✓ Sustained growth in savings/pensions premiums in 2004 (15%) and 2005 (16%), with 16 to 20% growth forecast for 2006.

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101



A steadily expanding market
French life insurance market – Mathematical Reserves
€bn
1 200
1 000
800
600
400
200
0
636
677
707
771
846
941
1,022
2000
2001
2002
2003
2004
2005
sept-06
Unit-linked
Non-unit-linked
Total
✓Life insurance accounts for two-thirds of household savings invested in financial products
✓It represented 36% of household financial assets in 2005 vs. 27% in 1996
CREDIT AGRICOLE S.A.
102



Predica, strong and recurring growth
✓With €9 billion in 2005, Predica's net new money is growing at a faster rate than the market
(base 100 in 2004)
180
170
160
150
140
130
120
110
100
+ 36%
+ 23%
2004
2005
2006 estimate
Market
Predica
CREDIT AGRICOLE S.A.
103

Predica, strong and recurring growth

✓ More than 11% annual growth in mathematical reserves

€bn

	2003	2004	2005	2006e
Total	€116bn	€130bn	€144bn	
Unit-linked share	10.8%	12%	13%	14%

Non-unit-linked / Unit-linked

✓ Predica is seeing a shift in product mix towards unit-linked contracts, but the proportion is still lower than for the market as a whole (20% of mathematical reserves in 2005)

CREDIT AGRICOLE S.A.

104

An effective business organisation model

✓ An industrial process that significantly boosts Predica's competitiveness :

PREDICA ASSURANCES DE PERSONNES

Designs products, steers and manages the Group's property & casualty business

Distribution via the networks

- 41 Regional Banks (7,142 branches), 15 million customers
- 1,950 branches, 6 million retail customers
- 100 general agents
- Independent financial advisors through the brand (300 partners)

IT systems

Attica based in Vaison La Romaine

ATTICA

Back-offices

in Bayeux and Vaison La Romaine

CREDIT AGRICOLE S.A.

105


An effective business organisation model
✓The lowest expense ratio in the market
2004-2005 data
Overheads as a % of mathematical reserves
0,35%
0,30%
0,25%
0,20%
0,15%
0,10%
0,05%
0,00%
0.14%
0.27%
0.31%
0.23%
0.19%
0.28%
Predica
Ecureuil
Crédit Mutuel
BNPP
Sogecap
Bques Populaires
✓Customer service, a core priority
CREDIT AGRICOLE S.A.
106


A leadership position
In 2005
No. 1 bancassurer, No. 2 life insurer.
Managed assets : €144 billion
Market share (based on mathematical reserves) : 15.1%
Savings premium income: €17.7 billion
Market share (based on premiums): 14.6%
Total premium income: €18.8 billion
Number of in force policies: 13 million
Number of policyholders: 7.1 million
Insurance group rankings based on mathematical reserves – 2005 (€bn)
144
Insurance group rankings based on savings premium income – 2005 (€bn)
21,4
17,7
10,4
7,7
Sources FFSA
CREDIT AGRICOLE S.A.
107



A leadership position
✓In the life insurance market
Market
In 2005:
With 14.6% of a €120 billion market,
Crédit Agricole
is the second largest life insurer
and the leading insurance distribution network in France
Life insurance market shares based on premium income – 2005
Other traditional insurers 28.80%
Other bancassurers 30.30%
AXA 8.60%
CNP 17.70%
Predica 14.60%
CREDIT AGRICOLE S.A.
108



A leadership position
✓ In the pensions market
Perp (personal pension plans)
With a 37% market share, Predica is ranked no. 1 in the Perp market, estimated at €851 million in 2005
Share of Perp market, based on premiums
Autres 31%
Predica 37%
AGF 6%
Cardif 6%
Sogecap 9%
Ecureuil 11%
Farmers
With a 55.2% market share, Predica is ranked no. 1 in the farmers pension market, estimated at €200 million in 2005
Share of farmers' pensions market, based on premiums
Generali 2,2%
Autres 8%
Swiss Life 2,4%
La Mondiale 5,2%
Predica 55,2%
Groupama Vie 27%
Sources FFSA
CREDIT AGRICOLE S.A.
109


A leadership position
✓ In the personal risk market
Share of the term life market, based on premiums
Term life
With 13.8% of the market, Predica is ranked no. 1 in the term life market, estimated at €1.2 billion in 2005
Share of the long–term care insurance market, based on premiums
Long–term care
With 23% of the market, Predica is ranked no. 1 in the long–term care insurance market, estimated at €291 million in 2005
Other 23%
Predica 23%
CNP 10%
Groupama 18%
Sources FFSA
110
CREDIT AGRICOLE S.A.


Solid financial basis
✓Conservative asset levels and profit–taking policies
Ratio of reserves to assets in 2005
Ratio of unrealised gains to assets
3%
10.8%
Cardif Predica CNP Sogecap ACM Ecureuil Natexis Suravenir
Policyholder surplus reserve
Capitalisation reserve
Bonds
Equities and property
111
CREDIT AGRICOLE S.A.

New business opportunities

✓ **Focus on unit–linked** by revamping the range:

	2005	2006e	2007 target
Unit–linked as a % of total new money	**13%**	**19%**	**30%**

- Discontinue pure non–unit–linked offer
- Upgrade combined unit–linked/non–unit–linked offer with closed–end funds offering more guarantees to policyholders
- Promote transfers from non–unit–linked to unit–linked portfolios under the so–called Fourgous amendment which enables policyholders to retain the benefit of the original tax incentives associated with their policies

✓ **Development of these products, which tie up less capital, will help to increase Predica's profitability**

112

CREDIT AGRICOLE S.A.

New business opportunities

✓ **Segment the range to provide a tailored response to all our customers**

- New money invested in Predissime 9,which was restructured in 2005 and enhanced with the addition of a unit–linked formula with a capital guarantee, rose from €400 million in 2005 to €4 billion in 2006
- Other product innovations, such as insurance cover for bank overdrafts will be launched in the next two years

✓ **Leverage favourable trends in the pensions market**

- Crédit Agricole has a fairly young client base. Around half of the customers with a Perp personal pension plan are under 40
- Opportunities exist to expand our positions in the group pensions market, by leveraging Group synergies to attract large corporates

113

CREDIT AGRICOLE S.A.

New business opportunities

✓ **Increase penetration rate in personal risk insurance**

- **Term life**: continue the drive to increase penetration rate among LCL customers (2% in 2005, 3% in 2006), with the aim of matching the rate among Crédit Agricole customers (close to 20%)
- **Funeral insurance**: following the success of the LCL offer, to be launched in the Crédit Agricole network in 2007
- **Long–term care insurance**: strengthen Predica's leadership



114

International Insurance

Bernard Delas
Managing Director,
International Insurance Division

CREDIT AGRICOLE S.A.

Contents

116


CREDIT
AGRICOLE S.A.

The ambition of becoming a European bancassurer

✓ **Leverage Crédit Agricole's bancassurance model in three business lines:**

- Life insurance
- Property & casualty insurance
- Loan insurance and insurance for other banking–related risks

✓ **Nurture the emergence of a European insurer specialised in bancassurance partnerships:**

- By joining the Group's development
  - in retail banking
  - in consumer finance
- Through distribution agreements with outside partners

117


CREDIT
AGRICOLE S.A.

A strategy to export the model: Life insurance

✓ **Target: replicate the Predica model abroad**

✓ **Close relationship between insurer and distributor:**

- Partnerships implemented via joint ventures controlled by the Group's Insurance division
  - Acquisitions of the control of existing bancassurance companies
  - Creations from scratch


Offer to distribution partners
• competitive products
• a significant contribution to their NBI

118

CRÉDIT AGRICOLE S.A.

A strategy to export the model: Property & casualty insurance

✓ **Target: replicate the Pacifica model abroad**

✓ **A particularly innovative business model:**
The expertise acquired in France and Portugal in the sale of P&C insurance to consumers via bank distribution networks is unique in Europe

✓ **A position as full-service insurer:**
Very broad range of products and services for retail customers: comprehensive household, car, health, legal protection, personal accident, with priority on product innovation


Gradually create a European player:
• a Property&Casualty bancassurer
• with critical mass at the international level

119

CRÉDIT AGRICOLE S.A.

Strategy to export the model: loan insurance and insurance for banking–related risks

✓ **Target:**
Accelerate international development in loan insurance, leveraging Finaref Assurance

✓ **Unique expertise:**
Finaref Assurance has specialised at the European level in a B–to–B approach to loan insurance, targeting banks and credit institutions

✓ **Rapid development :**

- Joined the Crédit Agricole Group as part of the Finaref acquisition (2003)
- 25 partners in 15 European countries
- More than 4 million policies in the portfolio
- 2005 premiums: €276m
  Very fast growth in 2006: €280m in the first nine months of 2006, including 40% outside France
- High profitability

CREDIT AGRICOLE S.A.

120

Strategy to export the model: Property & casualty insurance

✓ **Attractive partnership proposal:**

- **Product range** adapted to the lending environment
- **Multilingual, European administration platform**, 4 call centres
- **Flexible, rapid deployment** under "freedom to provide services" principle, with a Dublin–based underwriting platform

➡ **Become a European leader in loan insurance**

CREDIT AGRICOLE S.A.

121


An already broad geographic reach
Life
P & C
Loan insurance/banking related risks
Planned
Egypt – Lebanon
Korea – Japan
CREDIT AGRICOLE S.A

Focus on partnership with Banco Espirito Santo

BES VIDA 2005 key figures	
Premium income:	€1.2bn
Mathematical provisions:	~ €6bn
Number of policies in force:	~1 million
Unit–linked (based on premiums)	50%
Unit–linked (based on math. res.):	22%
Customer equipment rate:	22.5%

BES SEGUROS 2005 key figures	
Premium income:	€51.8m
Combined ratio:	94.7%
Number of policies in force:	> 338,000
Customer equipment rate:	18.3%

BES Vida is Portugal's third largest life insurer with 17.6% of the market. It has a diversified revenue base and is ranked no. 1 in the pensions segment with a 30% market share

BES Seguros is among the top ten insurers in Portugal in the health and comprehensive household segments, with more than 5% market share and a high customer equipment rate

CREDIT AGRICOLE S.A.

Focus on partnership with Banco Espirito Santo

✓ The partnership with Banco Espirito Santo has been strengthened:

- Crédit Agricole's direct stake in BES increased to 10.8%
- Acquisition of 50% of the shares and management control of BES Vida et BES Seguros (transaction closed 29 June 2006), allowing both companies to be fully consolidated.
- Interests in traditional insurance businesses divested
- 25–year distribution agreement between these two bancassurers and the bank
- BES Vida et BES Seguros integrated in the Crédit Agricole Insurance business line's management and control process


CREDIT AGRICOLE S.A.

134

Focus on partnership with Banco Espirito Santo

✓ Significant opportunities for value creation:

- By strengthening positions in a fast–growing, high–margin market
- By transferring Crédit Agricole's expertise and experience in order to:
  - Implement the Crédit Agricole's ALM policy
  - Broaden the product offer
  - Increase the customer equipment rate in life and non–life products
- By consolidating BES's leading positions in the pensions market, and expanding its positions in the corporates and loan insurance markets
- By further increasing the proportion of BES Vida's portfolio represented by unit–linked contracts
- By winning additional market share in comprehensive household, health and car insurance, through the launch of a new BES Seguros product offer


CREDIT AGRICOLE S.A.

135

Other achievements in 2006

✓ **Greece:**

- Relaunch business momentum at Emporiki Life following takeover of Emporiki Bank by Crédit Agricole S.A.

✓ **Italy:**

- Agreement with Banca Intesa in loan insurance for its home finance business
- Po Vita to join Group's insurance division with acquisition of Cariparma (closing scheduled for February 2007).

✓ **Serbia:**

- Creation of Crédit Agricole Life Insurance Serbia, a life insurance company that will distribute its products via the Meridian Bank network (start–up 15 December 2006)

✓ **Japan:**

- Creation of Crédit Agricole Life Insurance Japan, a life bancassurance company that will sell its products via the distribution networks of partner banks (start–up scheduled for early 2007)

✓ **Poland:**

- Creation of a life insurance company that will distribute its products via the networks of Lukas Bank and other partner banks (start–up scheduled for Q3 2007)

CRÉDIT AGRICOLE S.A.

126

A significant contribution to insurance revenues within Group results

✓ **First nine months of 2006: 9%**

Premium income by business line (in € m)

	9 months 2006	9 months 2005
Life	1,540	451
Property & casualty	153	0
Loan insurance and banking–related risks	112	64
TOTAL	1,805	515

CRÉDIT AGRICOLE S.A

127


Calyon,
the corporate and investment banking arm of the Crédit Agricole Group
Jérôme Grivet,
Member of the Executive Committee of Calyon
Marc Litzler,
Deputy Chief Executive Officer of Calyon
Yves Perrier,
Deputy Chief Executive Officer of Calyon
CREDIT AGRICOLE S.A.


Corporate and Investment Banking
CALYON
CORPORATE AND INVESTMENT BANK
CALYON
FINANCIAL
CHEUVREUX
CLSA
Indicators at 30 September 2006
11,000 employees
ROE: 21%
Allocated capital
Attributable net income
Contribution of international operations to net banking income
30.8%
30.7%
67.0%
CREDIT AGRICOLE S.A.

Calyon, the corporate and investment banking arm of the Crédit Agricole Group

✓ Calyon: commitments upheld

✓ A profile tailored to our target of recurring profitability

✓ Strong growth potential


CREDIT
AGRICOLE S.A

2004 – 2005: commitments upheld

✓ **A complicated process carried out in record time...**

- June 2003: successful takeover bid for Crédit Lyonnais by Crédit Agricole
- 30 April 2004: creation of Calyon through a transfer of assets of €140 billion
- Early 2005: completion of integration measures (rationalisation of platforms, relocations, technical migrations etc.)

✓ **... in accordance with commitments undertaken**

	2002 pro forma	2005 target	2005 actual
ROE	6%	15%	17%
Allocated capital (in € billions)	8.8	< 8.4	8.2
Share of CIB (% of Group allocated capital)		< 35%	32%
Cost synergies (in € millions)		490	485


CREDIT
AGRICOLE S.A

Calyon's position is steadily improving...

Rankings of European CIBs by revenues

2004	2005	H1 2006
1. Deutsche Bank	1. Deutsche Bank	1. Deutsche Bank
2. UBS	2. UBS	2. UBS
3. Crédit Suisse	3. Crédit Suisse	3. Crédit Suisse
4. HSBC	4. HSBC	4. HSBC
5. RBS	5. RBS	5. Barclays
6. BNP Paribas	6. BNP Paribas	6. RBS
7. Barclays	7. Barclays	7. BNP Paribas
8. Société Générale	8. Société Générale	8. Société Générale
9. ABN-Amro	9. ABN-Amro	9. Calyon
10. ING	10. Calyon	10. ABN-Amro
11. Calyon	11. ING	11. Dresdner Bank
12. Dresdner Bank	12. Dresdner Bank	12. ING
13. Lloyds TSB	13. Lloyds TSB	13. Fortis
14. Rabobank	14. KBC	14. Unicredito/HVB
15. KBC	15. Fortis	15. KBC

CRÉDIT AGRICOLE S.A.

132

... thanks to stronger growth than the market


Growth in net banking income
(period-on-period)
40%
35%
30%
25%
20%
15%
10%
5%
0%
Q2 2005
Q4 2005
Q2 2006
Calyon
European CIB market
(excluding UK banks and Rabobank in Q3-05)

Since the start of 2005, Calyon's net banking income has systematically grown at a faster rate than the European CIB market

In Q3-06, while the European CIB market stagnated period-on-period, Calyon's net banking income increased by a further 12.3% compared with Q3-05

CRÉDIT AGRICOLE S.A.

133


Calyon's cost/income ratio is now in line with that of its peers
CIBs cost/income ratio
80%
70%
60%
50%
40%
H1 2004
H2 2004
H1 2005
H2 2005
H1 2006
Calyon
average of four peers:
Four peers:
• BNP Paribas
• Société Générale
• HSBC
• Barclays
At the time of the merger, Calyon's cost/income ratio was more than 13 percentage points higher than that of its peers. Significant improvement has been achieved since 2005 (+4.1 points)
In 2006, the cost/income ratio was in line with the peer Group average (improvement of 0.5 point)
CREDIT AGRICOLE S.A.

Calyon, the corporate and investment banking arm of the Crédit Agricole Group

✓ **Calyon: commitments upheld**

✓ **A profile tailored to our target of recurring profitability**

✓ **Strong growth potential**

CREDIT AGRICOLE S.A.

135

Good geographical diversification of revenues

Breakdown of customer revenues as at 30/9/2006 by region



Europe 30%
France 28%
Americas 19%
Asia 11%
Africa Middle East 12% *

- ✓ Even balance: 58% in Europe, 42% outside Europe
- ✓ The proportion of business revenues generated in France is decreasing: from 32% in Q1–05 to 26% in Q3–06, in line with the target of building on our position in regions offering higher rates of return

* including Banque Saudi Fransi (31.1% of its NBI, 827 MUSD per 9M06)

136

CREDIT AGRICOLE S.A.

A customer–focused culture

- ✓ Predominance of customer revenues: average of 83% as of Q1–05
- ✓ More limited exposure to trading revenues than most of its peers in capital markets activities:
  - Control of proprietary trading activities
  - Most of the bank's trading activities are intended to accompany its commercial activities
- ✓ A broad and diversified customer base: the 20 largest clients in each category account for just 15% of customer revenues for both corporate and institutional clients (excluding the Crédit Agricole Group)
- ✓ A balanced customer revenues mix, with a higher proportion of revenues from institutional clients (up 2 percentage points in one year)


Proportion of customer revenues
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Trading and arbitrage revenues
Customer revenues
Customer revenues mix
Financial institutions 48%
Corporates 52%

137

CREDIT AGRICOLE S.A.

A diversified business portfolio

- ✓ A broad portfolio comprising around 20 business lines that have attained or are on the way to attaining critical mass in their respective markets
- ✓ No excessive concentration: no single business line accounts for more than 15% of total revenues



Breakdown of revenues by business line
(as at 30/9/2006)
Brokerage & Investment Banking
Equity brokerage
Listed derivatives brokerage
Advisory
Primary equity market
21%
Commercial Banking
17%
Credit
Cash management
Restructured credit
Structured Finance
22%
Project finance
Acquisition finance
Real estate finance
Aircraft finance
Ship finance
Telecoms
Trade finance
Export credit
Transactional finance
Structured finance
40%
Capital Markets
Treasury
Forex
Commodities
Interest rate derivatives
Credit markets
Debt capital market
Equity and fund derivatives

138

CRÉDIT AGRICOLE S.A.

Structured finance: a key strength

High and stable rates of return, with ROE consistently above 20%, thanks to three core characteristics:

- ✓ The type of business and its efficiency at Calyon
  - Excellent operating performances with a cost/income ratio around 35%
  - Development of activities generating commission income to offset part of the decline in margins
  - Presence of collateral for most transactions which implies low LGD
- ✓ Diversification of structured finance activities at Calyon
  - No single business line accounts for more than 20% of the division's net banking income
  - The business units' operating cycles are largely independent
- ✓ International expertise
  - On the basis of former strong positions of CAI and CL, the merger created a key player with underwriting capacity giving it access to all transactions
  - Calyon is currently among the top five worldwide in most of its business lines
  - These positions are stable: it has accumulated international expertise in activities with a high entry cost

139

CRÉDIT AGRICOLE S.A.

Structured finance: a key strength (2)

Leading position in a number of activities

- Aircraft finance: No. 1 global arranger (Airfinance Journal)
- Ship finance: one of the top 5 worldwide
- Project finance: No. 5 worldwide (Dealogic)
- Real estate finance: No. 4 worldwide (Euromoney)
- Structured commodities finance: No. 3 bookrunner worldwide (Dealogic)
- Acquisition finance: No. 1 in France (Dealogic)

Examples of major transactions in 2006

			 TEEKAY
USD 5,500,000,000 Rabigh Refinery and Petrochemical Project *Project Financing*	USD 1,900,000,000 North South Bypass Tunnel *Project Financing*	EUR 8,500,000,000 Acquisition of Vodafone KK *364 day Bridge Facility*	EUR 880,000,000 *4 Methaniers* *KEXIM Co-financing Facility*
Mandated Lead Arranger Documentation Agent & Intercreditor Agent	**Joint Lead Arranger & Underwriter**	**Mandated Lead Arranger**	**Arranger & Agent**
2006	*2006*	*April 2006*	*2006*



140

Capital markets activities: strengthening our position

Capital markets activities secure their development by:

✓ Looking for an equal balance between activities
- Customer revenue mix and geographical revenue mix to be diversified
- Further diversification of the portfolio of business lines: the performance of the capital market activities does not rely on a preponderant business line
- Balance of sources of revenues between "flow" products (lower margins but high level of recurring revenues) and structured products (high margins but more volatile) and strictly monitored used (dedicated teams, limits by business line) of proprietary trading

➔ Objective: limit the innate volatility of this business

✓ Enhancing the operational solidity of systems
- Heavy investment in IT and processing chains
- Advanced back–offices working in close collaboration with front office activities in order to improve reactivity and customer service

➔ Capacity extensions (volumes + complexity of products), securing production, improvement in quality of execution

✓ Ongoing improvement in risk control
- Extension of approval perimeter of credit VaR by the French Banking Commission
- Review of counterparty risk management effective as of early 2007

CRÉDIT AGRICOLE S.A.

141

Brokerage: three players with market–leading positions

✓ Operators with leading positions in their respective markets:

- CA Cheuvreux: No. 1 in French equity research (Institutional Investor)
  No. 1 in European midcaps research (Thomson)
- CLSA: No. 2 in research and sales in Asia (excluding Japan/Australia) (Asiamoney)
- Calyon Financial: one of the top 10 brokers for futures and listed options in a business experiencing a restructuring process

➔ **Net banking income generated from customer revenues in a variety of regions**: 21% in France, 27% in Europe excl. France, 35% in the Americas, 17% in Asia

✓ Size of operations ensuring an equal balance in the revenue mix for capital markets and investment banking activities

✓ Limited consumption of allocated capital and market risks

✓ Investment in execution platforms allowing it to keep up with the development of the market:

- Development of electronic selling: 3.6x increase in revenues for Cheuvreux between 2004 and 2006
- Investment in algorithmic trading
- Extension of the program trading offering

142

CREDIT AGRICOLE S.A

Controlled management of credit risk

✓ Constant improvement in the quality of the portfolio

- 88.3% of commitments are "investment grade"
- Continuing selectivity against the backdrop of strong revenue growth

✓ Tight control of country risks:

- Development focused primarily on the most robust countries
- In countries considered "sensitive" (8.7% of outstandings), Calyon favours asset financing or short term export *trade and* commodity finance

✓ A cautious provisioning strategy:

- 59% of doubtful debts covered by specific provisions
- Collective provisions of €1,185 million

✓ Active management of concentration:

- At sector level: just one sector – energy – accounts for more than 8% of commitments;
- At individual level: significant reduction in *concentration* over the last two years

Proportion of investment grade commitments in the credit portfolio


%
90
85
80
75
70
65
60
88.3%
79.8%
June 2004
June 2005
June 2006
Total portfolio
Corporate & structured products portfolio

Share of top 20 exposures of the corporate credit portfolio

June 2004	Dec 2004	June 2005	Dec 2005	June 2006
20.6%	18.6%	18.0%	16.9%	14.2%


CREDIT
AGRICOLE S.A.

143

Contained risk profile for capital markets activities

- ✓ Independent market risk department involved in the entire process:
  - Validation of models, independent parameters, production and validation of results and risk indicators
  - A team of 200 professionals worldwide
- ✓ Expertise in control and internal surveillance models (VaR) recognised by regulatory authorities

➔ **Validation by the French banking commission of general and specific interest rate, credit, currency and equity risks**

- ✓ Broad risk diversification reflected by stable VaR against the backdrop of strong revenue growth
- ✓ A global risk limit expressed in VaR of €35 million
- ✓ VaR measure enhanced by adverse, historical (several examples) and hypothetical stress scenarios

In € millions, 1-day VaR, 99%
Average Half-years and Q3-06



CAI + CL
40
22
17
20
19
20



H1-04 H2-04 H1-05 H2-05 H1-06 Q3-06

CREDIT AGRICOLE S.A.

Stabilising effect of Credit Portfolio Management (CPM)

Reducing risk-related costs

- Portfolio diversification
- Reduced concentration

➔ Significant reduction in portfolio risk on extreme losses and long-term horizons.

Optimisation of economic and regulatory capital

- Securitisation, purchase of unit protection; net gain in risk-weighted assets: €25.1 billion with notional outstandings of € 61.9 billion
- Secondary market asset sales: total of €2.1 billion in 2006 (nine months)
- *Ex ante* CPM interventions

➔ Reallocation of capital to the most profitable activities

➔ Releasing credit lines for target clients



Impact on risk of CPM operations
Expected loss
Unexpected loss
1 year
3 years
5 years
Source: Internal portfolio model
Operations to lighten the balance sheet
(cumulative reduction in risk-weighted assets in billions of euros)
5.4
8.7
14.9
16.0
17.6
25.1
30/6/05 30/9/05 31/12/05 31/3/06 30/6/06 30/9/06
Purchases of unit protection (CDS etc.)
Securitisation
Securitisation for Credit Agricole S.A.

CREDIT AGRICOLE S.A.

Calyon, the corporate and investment banking arm of the Crédit Agricole Group

- ✓ **Calyon: commitments upheld**
- ✓ **A profile tailored to our target of recurring profitability**
- ✓ **Strong growth potential**


CREDIT
AGRICOLE S.A.

146

The future: our vision of market conditions

The market

- The market will remain highly liquid; the downtrend in margins has been curbed since the start of 2006 but at a very low level
- Demand for credit should remain robust (cyclical upturn)
- Banking revenues should continue to rise rapidly:
  net banking income of European CIBs: +17% in 2005, +20% over the first nine months of 2006

The risks

- Very low risk–related costs since 2004
- Significant upswing unlikely in the short term:
  - companies' profits are still comfortable;
  - no sign of a wave of downgrades by rating agencies;
  - no increase in concentration of risk;
  - no sign of a country–risk crisis despite growing geopolitical risks
- However, the current situation cannot be extrapolated to the longer term


CREDIT
AGRICOLE S.A.

147

Four growth drivers

On the back of its new size, Calyon has consolidated its position as one of the leading investment banks in Europe, thanks to:

- The strengthening of its customer base
- Its human resources expertise
- The enlargement of its range of products and services
- A powerful international network

These four factors should ensure robust growth for Calyon over the coming years



CREDIT
AGRICOLE S.A.

Considerable growth in the customer base

Growth in number of clients

	9M 2005	9M 2006
Corporate	100	107
Institutional	100	115

- ✓ Customer base of 270 key clients and 480 "growth clients" among around 6,500 active clients
- ✓ 11% increase in the number of clients in one year
- ✓ Significant contribution from new clients to customer revenue growth: +39%.
- ✓ Increased customer relation:
  - ➔ On the « key clients » segment, the number of products per client is 2,5x the average
  - ➔ Potential improvment to be achieved, mainly on « growth clients » as well as on clients coming from the international network
- ✓ Increased commercial presence:
  - ➔ Enhanced origination capacity
  - ➔ Policy of developing relations on a worldwide basis
  - ➔ Building on our position among major market leaders in emerging markets



CREDIT
AGRICOLE S.A.

Considerable growth in the customer base (2)

Institutional clients

- ✓ Prioritising the development of the institutional client base is one of the key objectives of Calyon's strategic development plan
- ✓ Commercial revenues from financial institutions increased at twice the rate of revenues from corporate clients
- ✓ Drivers for development:
  - Calyon's excellent position in brokerage activities
  - Capital markets (structured products)
- ✓ Favoured targets:
  - Hedge funds, on a very selective basis
  - Asset managers, by adapting our product offer (e.g. structured credits)
  - Retail aggregators, mainly through our international network



Development of customer revenues
100
112
100
124
Corporate
Institutional
9M 2005
9M 2006

CREDIT AGRICOLE S.A.

150

Considerable growth in the customer base (3)

Corporate clients

- ✓ **The objective: improving overall rates of return in this segment**
- ✓ **The means: enhancing cross-selling:**
  - Interest rate, currency and commodities hedging products
  - Investment banking
  - Value-added services – e.g. trade finance

  ➔ Capital markets and investment banking revenues account for nearly one-third of total corporate client revenues

  ➔ Net banking income from brokerage and investment banking activities increased by 2.7x the rate of growth in total corporate client revenues
- ✓ **The driver: lending activities coupled with greater syndication capacity and active portfolio management**

CREDIT AGRICOLE S.A.

151

Human resources – a key factor in improving performance

✓ **Development supported by recruitment drives**

- Increased origination capacity (+37 senior bankers since 2005)
- Accompanying brokerage activities: +162 (in 2006) (mainly at CLSA in Japan and Calyon Financial)
- Reinforcement of origination teams in investment banking in accordance with the new worldwide sector organisation
- Capital markets activities: +85 (in 2006)
  - In developing activities (mainly commodities and structured credit)
  - For consolidation of support functions
- 70% of new hires outside France

✓ **Front office activities account for a growing proportion of employees**

- 57% as at 30 September 2006, up 2 percentage points compared with 2004
- 3 out of 4 recruitments in 2006

✓ **Significant improvement in commercial productivity**

- Front office net banking income per capita: up 50% since 2004


CREDIT
AGRICOLE S.A.

152

Competitive finance offering benefiting the creation of Calyon

✓ Ability to commit in large–scale transactions

- Making the most of Calyon's *new dimension*
- Strong syndication capacity: Calyon is No. 10 bookrunner worldwide with a syndication volume of USD 65.7 billion over the first nine months of 2006; around 12.5% of underwritten facilities are kept in our books


Louis Delhaize
cora
Term Loan & Revolving Facilities
Sole Bookrunner
June 2006


MLA, Bookrunner
October 2006


BAA
MLA, Bookrunner
September 2006


Grupo IMSA
Bookrunner
Administrative Agent
October 2006

✓ Calyon's expertise enables it to offer clients global structured finance solutions

- Solutions combining advisory services, debt, equity and capital markets
- Creation of a project finance "advisory" unit
- E.g.: securitisation operations coupled with real estate or aircraft finance.

✓ Exploitation of attractive market niches

- Islamic finance
- Management of non–performing loans portfolio (partnership with Pirelli RE)

CREDIT AGRICOLE S.A.

153

An enlarged and innovative capital markets offering

✓ Industrialisation of "flow" products

- Extension of the e–business offering
- Optimisation of support processes

✓ Extending the offering of structured or hybrid products

- Product diversification (commodities, forex etc.)
- Enlarging the asset classes handled

✓ Innovation

- Development of loan–based products (CLO, LCDS etc.)
- Reinforcement of the arbitrage trading offering
- Ongoing innovation in the most mature product lines

✓ Development of the advisory/solutions provider dimension to complement product sales

CREDIT AGRICOLE S.A.

154

A powerful international network with operations in 58 countries



Americas
Canada
United States:
- New York
- Chicago
- Dallas
- Houston
- Los Angeles
Mexico
Venezuela
Brazil
Uruguay
Argentina
Chile
France
France
Western Europe
Germany
Austria
Belgium
Spain
Finland
Greece
Italy
Luxembourg
Monaco
Norway
The Netherlands
Portugal
United Kingdom
Sweden
Switzerland
Eastern Europe Central Asia
Hungary
Kazakhstan
Poland
Czech Republic
Russia
- Moscow
- St Petersburg
Slovakia
Ukraine
Africa
Algeria
Tunisia
Morocco
South Africa
Middle East
Saudi Arabia: BSF
Bahrain
Egypt
United Arab Emirates
Iran
Israel
Lebanon
Libya
Turkey
Yemen
Asia–Pacific
Australia
China
- Beijing
- Shanghai
- Guangzhou
- Tianjin
- Xiamen
- Shenzhen
Korea
Hong Kong
India
- Mumbai
- Delhi
- Chennai
- Ahmedabad
- Pune
- Bangalore
Indonesia
Japan:
- Tokyo
- Osaka
Malaysia
Philippines
Singapore
Taiwan
Thailand
Vietnam:
- Hanoi
- Ho Chi Minh City

Three brokers:

CALYON CHEUVREUX CLSA

CREDIT AGRICOLE S.A.

155

International deployment of business lines

- ✓ Specific strategies for each country depending on its growth potential
- ✓ Policy of enhancing the network's product range
- ✓ Systematically finding a foothold in each country by expanding the corporate and institutional client base

	Western Europe	Eastern Europe	North America	Latin America	China India	Singapore Korea Taiwan Hong Kong	Japan	Australia	Middle East
Capital markets									
Forex		✓	✓		✓	✓			✓
Commodities	✓		✓			✓			
Interest rate derivatives			✓	✓			✓		
Credit markets	✓	✓	✓			✓		✓	✓
Debt capital markets	✓	✓	✓	✓	✓	✓	✓		
Equity derivatives and funds			✓		✓	✓			
Brokerage									
Equity brokerage		✓			✓		✓	✓	
Listed derivatives brokerage			✓						
Structured finance									
Real estate	✓	✓							
Acquisition finance	✓				✓	✓		✓	
Commodities			✓	✓	✓	✓			
Trade & export finance		✓	✓	✓	✓	✓			✓

International activities: a driving force for revenue growth in CIB
International revenues: up 35% in 2006 (nine months) vs. 16% increase in revenues in France


CREDIT
AGRICOLE S.A.

Calyon, the corporate and investment banking arm of the Crédit Agricole Group

1. **Calyon: commitments upheld**

2. **A profile tailored to our target of recurring profitability**

3. **Strong growth potential**

   Four illustrations:

   ➔ **A product line under development: equity derivatives**

   ➔ **An innovative product line: structured credit products**

   ➔ **A business line being deployed: export trade and commodity finance**

   ➔ **Network potential: example of the United States**


CREDIT
AGRICOLE S.A.

A product line under development: equity derivatives

Background

- ✓ In 2004: business line weakened by the merger
- ✓ Extensive reorganisation since the start of 2005
- ✓ Creation of Crédit Agricole Structured Asset Management (CASAM), a 50–50 *joint venture* with CAAM, at the end of 2005

Measures to reflate the business line

- ✓ Stabilisation of management and teams
- ✓ Investment in infrastructure and support functions
  - IT, back office, legal etc.
- ✓ Clear definition of the role of proprietary trading activities:
  - A significant source of revenues for the business line
  - Contribution to controlling certain market risks
  - Role in innovation (products, technologies)
- ✓ Enlarging the product range
- ✓ Increased coverage and improved customer service


CRÉDIT
AGRICOLE S.A.

158

A product line under development: equity derivatives (2)

Products

- ✓ A balance between flow products and exotic products
- ✓ Enlarging the range of underlying products: funds, emerging markets etc.
- ✓ Enhanced quantitative research and development

Clients

- ✓ A broader customer mix (helping to reduce the risks)
- ✓ Creation of new sales desks
- ✓ Certain desks dedicated to specific customer segments (hedge funds, private banking, retail distributors etc.)

The future

> **JP Morgan – European Equity Research (28 March 2006):**
> ***"We are a "believer" in Calyon's revenue growth targets with equity derivatives revenues targeted by management to grow from €300 million in 2005 to €600 million by 2008E."***

Until now, Calyon has been on track in achieving its targets and its business plan for equity derivatives


CRÉDIT
AGRICOLE S.A.

159

Calyon, the corporate and investment banking arm of the *Crédit* Agricole Group

1. **Calyon: commitments upheld**
2. **A profile tailored to our target of recurring profitability**
3. **Strong growth potential**

Four illustrations:

➔ A product line under development: equity derivatives

➔ An innovative product line: structured credit products

➔ A business line being deployed: export trade and commodity finance

➔ Network potential: example of the United States



160

A product line under development: structured credit products

Structured credit products: a strong growth activity

- Revenue growth of 35% a year in structured credit activities and CDOs since 2003
- 66% new clients between 2005 and 2006; Banks, hedge funds, asset managers
- Accelerated expansion in the US, strong growth in Europe, the Middle East and Asia



Structured credit & CDO revenues
2003 = 100
300
250
200
150
100
50
0
+6%
+25%
+95%
2003
2004
2005
10M 2006 annualised

Three growth drivers

- A diversified product offering
- A renowned capacity for innovation
- Successful acquisitions



161

A diversified product offering

A diversified range of structured products:

- Underlying credit products (CDOs)
- Derivatives (e.g.: CPPI, negative basis trades etc.)
- Synthetic products (synthetic CDOs)

... plus a CDO management business

Renowned among our partners for our expertise

- Synthetic CDOs: arranger mandates for CAAM, Prudential, Stanfield, Henderson, Primus
- Cash CDOs: mandates for CAAM, AXA, ICG

European CDO			
Rank	Lead Manager	Amount	Share (%)
1	RBS GC	7,408	10.4
2	Calyon	6,869	9.7
3	DBS	6,206	8.7
4	JPMorgan	5,672	8.0
5	HSBC	4,554	6.4
6	BNP Paribas	4,452	6.3
7	Merrill Lynch	4,042	5.7
8	Ixis	3,000	4.2
9	Société Générale	2,259	3.2
10	Bear Stearns	2,130	3.0
11	KBC	1,835	2.6
12	BAS	1,824	2.6
13	BARC	1,807	2.5
14	Dresdner Bank	1,784	2.5
15	Citibank	1,707	2.4
Total issuance.		USD 71 bios	

Source: Informa Global Markets

Synthetic Corporate CDO			
Rank	Lead Manager	Amount	Share (%)
1	Merrill Lynch	44,597	35
2	Calyon	19,152	15
3	Société Generale	16,630	13
4	JPMorgan	11,278	9
5	Morgan Stanley	10,286	8
6	Barclays	7,708	6
7	Deutsche Bank	4,719	4
8	Bank of America	4,318	3
9	HSBC	3,940	3
10	BNP Paribas	3,233	3
	Others	267	0
Total:		125,574	100

Source: Creditflux

CREDIT AGRICOLE S.A.

A renowned capacity for innovation: e.g. cash CDOs

- ✓ **A renowned market leader:** ranked as one of the top firms for cash CDOs in 2006 by Informa Global Markets
- ✓ **Renowned expertise**, illustrated by the number of sole arranger mandates: 2 in 2005, 11 in 2006 in Europe and the US
- ✓ **Well known for its innovation and distribution capacity**

Example of product innovation: the CONFLUENT Cash CLO

- The largest cash CLO in terms of size: €2.6 billion distributed
- The first multi–managed CLO 5 well known sub–managers (AXA–IM, Ares, ICG, Loomis Sayles and Van Kampen)
- A well diversified CLO: US and European loans


EUR 2,500,000,000
CAAM, AXA–IM, ICG, Van Kampen, Ares, Loomis Sayles
Confluent Senior Loans Opportunities Plc
Multi–Manager Variable Leverage Fund
Sole Arranger / Placement Agent
H2 2006
CALYON

European Arbitrage CLOs		
Rank	Bookrunner	Issuance
1	JPMorgan Chase	3,556
2	Deutsche Bank	3,552
3	Calyon	2,911
4	Bear Stearns	2,175
5	Merrill Lynch	1,772
6	ABN Amro	1,763
7	Bank of America	1,652
8	Barclays	1,646
9	Citibank	1,523
10	Goldman Sachs	1,474

Source: Informa Global Markets

CREDIT AGRICOLE S.A.

Successful acquisitions: integration of Omicron

- ✓ At the end of 2005, Calyon had two experienced CDO management teams, both specialising in CLOs, based in New York and Paris
- ✓ In January 2006, in order to build on its expertise, **Calyon acquired 100% of Omicron Invest Management GmbH**

- Omicron consists of a 10–person team based in Vienna managing structured credit portfolios (CDO/ABS/MBS) since 1999.
- In October 2006, Omicron was assigned a CAM2 rating by Derivative Fitch – its score of 1.98 makes it the best Structured Finance & CDO Manager in Continental Europe.

➔ With Omicron, Calyon's management platform now comprises around 30 people and it has become one of the largest CDO management specialists in Europe

➔ The platform currently covers the entire spectrum of structured credit products, with assets under management of over €7 billion


CREDIT AGRICOLE S.A.

104

Calyon, the corporate and investment banking arm of the Crédit Agricole Group

1. **Calyon: commitments upheld**
2. **A profile tailored to our target of recurring profitability**
3. **Strong growth potential**

Four illustrations:

➔ **A product line under development: equity derivatives**

➔ **An innovative product line: structured credit products**

➔ **A business line being deployed: export trade and commodity finance**

➔ **Network potential: example of the United States**


CREDIT AGRICOLE S.A.

105

Strengths of export trade and commodity finance activities:

✓ **A major component of structured finance activities: 27% of total revenues**

✓ **Combination of four activities:**

- "Flow" products:
  - Trade finance
  - Transactional commodity finance
- Medium– and long–term financing activities:
  - Export finance
  - Structured commodities finance

✓ **Solid momentum since 2004**

- Revenues: +20% a year
- Gross operating income: +35% a year

✓ **Strong market positions:**

- One of the top 3 worldwide in structured commodity finance
- One of the top 5 worldwide in transactional commodity finance
- One of the top 10 worldwide in export finance

Breakdown of revenues in export trade and commodity finance to 30 September 2006

- Trade finance (44%)
- Export finance (15%)
- Structured commodities finance (16%)
- Transactional commodity finance (25%)


CREDIT
AGRICOLE S.A.

A business line undergoing deployment: trade finance

✓ Prior to the merger, trade finance was not a priority for either of the two banks

✓ This business line has been built up since 2004:

- Definition of objectives with each country
- Deployment of a dedicated sales team spread throughout the network
- Reinforcement of the IT infrastructure and development of a transactional internet portal

➔ **Very encouraging results**

Trade finance NBI & GOI

in € millions

Chart: NBI and GOI for 2004, 2005 and 9M–06 annualised (y-axis 0–160). Legend: NBI, GOI.

Outlook:

- Availability of resources (products, systems, back–offices) to develop business
- Greater interaction between business specialists and local coverage
- Continuing deployment on a global level: United States, China, India, Russia, Latin America, Middle East etc.
- Midcaps: specific measures in countries where the Group has a presence in retail banking
- Providing trade finance "solutions" for our clients, not just products


CREDIT
AGRICOLE S.A.

One of the world market leaders in structured commodities finance

Calyon's objective:

To maintain our position as one of the market leaders while adapting to a rapidly changing environment:

- High commodities prices
- Stronger financial position of the majority of borrowers
- Significant reduction in margins on structured transactions


EGPC
USD 200,000,000
Pre-export Finance Facility
Sole MLA & Bookrunner
Facility Agent
& Documentation Bank
May 2006

Strategy: *diversification*

- Enlarging the product range:
  - Creating value from new types of assets: transit rights (pipelines, channels etc.), carbon dioxide emission rights
  - Reserves–based lending (oil and gas)
  - Commodities–backed structured notes
- Extending our geographical coverage: Asia, Latin America


USD 2,000,000,000
Pre-export Finance Facility

Mandated Lead Arranger
Bookrunner
Passport Bank
July 2006


CREDIT
AGRICOLE S.A.

168

Calyon, the corporate and investment banking arm of the Crédit Agricole Group

1. **Calyon: commitments upheld**

2. **A profile tailored to our target of recurring profitability**

3. **Strong growth potential**

   Four illustrations:

   → **A product line under development: equity derivatives**

   → **An innovative product line: structured credit products**

   → **A business line being deployed: export trade and commodity finance**

   → **Network potential: example of the United States**


CREDIT
AGRICOLE S.A.

169

Network potential: example of the United States

Current situation

- ✓ Extensive changes to the development model over the recent period
  - ➔ Refocusing on activities offering higher added value
- ✓ Significant improvement in credit risks
  - 77% of credits were investment grade as at 30 June 2006 (+6.4 points vs. 2004)
  - "sensitive" outstandings reduced by 42% since 2004
  - no risk–related costs for three years
- ✓ Regional positions asserted
  - Securitisation (ABS, conducts etc.)
  - Structured credit products (cash CDO)
  - Asian equity brokerage (via CLSA)
  - Structured finance (project, real estate, aircraft finance)



Calyon Americas:
breakdown of net banking income
70%
60%
50%
40%
30%
20%
10%
0%
59%
41%
65%
35%
2003
2004
2005
H1 2006
Credit
Other revenues (excluding brokerage)

Our vision of the market

- ✓ The first market worldwide
- ✓ A market controlled by the greatest CIBs worldwide
  - ➔ We estimate important growth potential for us in the United States, without pretending to become one of the first players



CREDIT AGRICOLE S.A.

170

Network potential: example of the United States (2)

Strategy and objectives

- ✓ Development strategy reviewed since obtaining "Financial holding company" status in September 2006
- ✓ Objective of revenue growth of at least 30% between now and 2008
- ✓ Main focuses:
  - Absolute priority: developing the financial institutions client base
    - ➔ Adapting our product offering: derivatives–based investment products, leverage products (mainly for hedge funds), distribution of equities and fixed income products
    - ➔ Increased coverage of financial institutions
  - Enlarging the offering and reinforcing distribution capacity in structured debt products: securitisation, hedging products (interest rate and currency derivatives, commodities)
    - ➔ Strengthening of certain capital markets teams (commodities, high yield, securitisation, financial engineering etc.)
  - Capitalising on strong positions in structured finance
  - Development of a "network effect" between Calyon USA and Calyon's other outposts

... against the backdrop of moderate growth in risk–weighted assets and maintaining the level of selectivity

CREDIT AGRICOLE S.A.

171

Calyon, the Corporate and investment bank of Crédit Agricole Group

Since its creation, Calyon achieved:

- ✓ **A 50% growth of its NBI and a 110% growth of its GOI**
- ✓ **An improvement of its *cost/income ratio* from 71.1% to 59.4%**
- ✓ **A growth of its ROE from 14% to 20.7%**
  (9M–04 against 9M–06 figures for Calyon's CIB)

... and took rank among the ten first CIB with a real European dimension

Calyon will continue to place its development in a model combining profitable and balanced growth


CREDIT
AGRICOLE S.A.


Conclusion
Georges Pauget
Chief Executive Officer
CREDIT
AGRICOLE S.A.

Crédit Agricole in 2006

✓ **Sustainable, profitable and balanced growth**

✓ **In 2006, the Group demonstrated its ability:**

- To mobilise itself rapidly
- To seize opportunities
- To be flexible

... while upholding the objectives of the strategic development plan

174


CREDIT
AGRICOLE S.A.

A rapidly evolving group but with stable fundamentals

✓ **A well defined growth model:**

- control of distribution networks
- development of product platforms
- transfers and exchanges of our specific areas of expertise
- ongoing measures to improve operating efficiency (industrialisation)
- strict financial discipline
- rigorous implementation

✓ **A continuing cautious risk profile:**

- CIB accounts for just one–third of business and within CIB, priority is given to customer revenues, with low VaR
- presence in strong growth countries but limited exposure to emerging markets

175


CREDIT
AGRICOLE S.A.

Five years of profitable growth

In € billions	31/12/2001	31/12/2005	Change 2005 vs 2001	30/09/2006
Net banking income	6.3	13.7	x2.2	12.0
Net income – Group share	1.5	3.9	x2.6	3.8
Shareholders' equity – Group share	15.0	30.7	x2.0	34.0
Market capitalisation	17.3	39.8	x2.3	47.2*

* As at 6 December 2006

176

CREDIT AGRICOLE S.A.

Excellent share price performance since the IPO



Average rate of return for investors
18% per year
€16.60
€32
230
210
190
170
150
130
110
90
70
50
déc-01
juin-02
déc-02
juin-03
déc-03
juin-04
déc-04
juin-05
déc-05
juin-06
déc-06
Crédit Agricole SA
CAC 40
DJ Euro Stoxx BANK

177

CREDIT AGRICOLE S.A.

Next rights issue

Amount: €4 billion

✓ Terms:

- Rights issue with preferential subscription rights
- Commitment from the Regional Banks to subscribe to an amount equal to their current equity interest
- Underwritten by the Regional Banks
- Launched in early 2007


CREDIT
AGRICOLE S.A.

Conclusion

✓ **Focus on the operational implementation of our strategic development plan in 2007**

✓ **And further organic growth**


CREDIT
AGRICOLE S.A.

1. General information

➢ Trends

As of this date, Crédit Agricole S.A. is not aware of any factors being able to lead so that the recurring result of the activities of the fourth quarter 2006 deviates significantly from the trends noted during the recent period.

Crédit Agricole S.A. notes that the year-end balance sheet at 31 December 2006 is likely to be affected by certain accounting entries relating to the goodwill of Emporiki Bank S.A. and Fiat Auto Financial Services (FAFS).

For the Crédit Agricole S.A. Group, 2006 is the first year covered by the 2006-2008 development plan announced on 15 December 2005.

Under the plan, a program to invest €4.4 billion in transactions financed from cash flow has been initiated. These transactions are part of the €5 billion package earmarked for the base scenario.

The anticipated financial impact of these transactions on Crédit Agricole S.A.'s results is consistent with the goals defined as part of the development plan's base scenario.

Furthermore, on 11 October, the Group announced that it had entered into an agreement with Banca Intesa in view of acquiring a controlling interest in Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria SpA, as well as branches of the Banca Intesa group. These transactions are part of the plan to seize opportunities for strategic acquisitions mentioned when the development plan was presented.

As indicated on visual No. 178 on page 95, this transaction will be financed via a share issue for approximately €4 billion, with pre-emptive rights retained. The Group is not planning any other transactions affecting the share capital, other than a potential share offering for employees, in keeping with the policy that it has followed since its listing on the stock exchange.

The impact on the Crédit Agricole S.A. Group's outlook of these transactions and of the Intesa/San Paolo IMI merger (the mechanics of which are described in visual No. 37 on page 73 of document D.06-0188-A04) as well as the impact of implementing the unwinding of agreements signed on 12 October (visual No. 29 on page 20 of this document) must be taken into account and analysed separately from the financial objectives of the base scenario.

➢ Additional accounting information

The IFRIC provided a status report on its interpretations and comments on IAS 32, on which it had been asked for interpretations. This relates to the classification of certain financial instruments as debt or equity instruments.
The IFRIC nonetheless noted that in order for its analyses to be operational, it was important to follow a regulatory process that has not yet been completed.

At this stage, Crédit Agricole S.A. has identified no effects on the accounting classification of Group instruments currently in issue.

5. Person responsible for shelf-registration document and updates

➢ Person responsible for the shelf-registration document and updates

Mr. Georges Pauget, Chief Executive Officer, Crédit Agricole S.A.

➢ Responsibility statement

I hereby certify that, to my knowledge and after all due diligence, the information contained in this update is true and accurate and contains no omissions likely to affect the import thereof.

I have obtained a letter from the statutory auditors upon completion of their work in which they state that they have verified the information relating to the financial situation and financial statements provided in this update and read the document as a whole.

Executed in Paris on 21 December 2006

Chief Executive Officer, Crédit Agricole S.A.

Georges Pauget

6. Persons responsible for audit

➢ Statutory auditors

Statutory auditors

Ernst & Young et Autres Represented by Valérie Meeus 41, rue Ybry 92576 Neuilly-sur-Seine Cedex	**PricewaterhouseCoopers Audit** Represented by Gérard Hautefeuille 63, rue de Villiers 92200 Neuilly-sur-Seine
Statutory Auditors, members, Compagnie Régionale des Commissaires aux comptes de Versailles	Statutory Auditors, members, Compagnie Régionale des Commissaires aux comptes de Versailles

Alternate auditors

Picarle et Associés Represented by Denis Picarle 11, allée de l'Arche 92400 Courbevoie	**Pierre Coll** 63, rue de Villiers 92200 Neuilly-sur-Seine

- **Barbier Frinault et Autres** was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000. This term of office was renewed for a further six years at the Combined General Meeting of 17 May 2006.

  The company, represented by Valérie Meeus, has been a member of the Ernst & Young network since 5 September 2002.

  It adopted the name « Ernst & Young et Autres » on 1 July 2006.

- **PricewaterhouseCoopers Audit** was appointed Statutory Auditor at the Ordinary General Meeting of 19 May 2004. This term of office was renewed for six years at the Combined General Meeting of 17 May 2006.

  PricewaterhouseCoopers Audit, represented by Gérard Hautefeuille, belongs to the PricewaterhouseCoopers network.

- **Pierre Coll** was appointed Alternate Auditor for PricewaterhouseCoopers Audit at the Ordinary General Meeting of 19 May 2004. This term of office was renewed for six years at the Combined General Meeting of 17 May 2006.

- **Alain Grosmann** was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000. This term of office expired at the end of the Combined General Meeting of 17 May 2006.

- **Picarle et Associés**, domiciled at 11, allée de l'Arche à Courbevoie (92400), was appointed Alternate Auditor for Ernst & Young et Autres for a term of six years at the Combined General Meeting of 17 May 2006.

7. Cross-reference table

The following table cross-references refers this document with the main headings required by regulation EC 809/2004 (Annex 1), enacting the terms of the « Prospectus » directive and the pages in the Shelf-registration document D.06-0188 and its preceding updates which this last document brings up to date.

Heading required by regulation EC 809/2004 (Annex 1)	Page no. in Shelf-reg. doc. (SRD) and updates	Pages no. in this update
1. Persons responsible	290 DR ; 157 A01 ; 45 A02 ; 127 A03, 73 A04	99
2. Statutory Auditors	291 DR ; 158 A01 ; 46 A02 ; 128 A03, 74 A04	100
3. Selected financial nformation		
3.1. Historical financial information	6-8 DR	
3.2. Interim financial information	3, 12-43 A02 ; 4, 15-53 A03, 3, 16-49 A04	
4. Risk factors	158-175, 83-94 DR 68-73 A03	7
5. Information about the issuer		
5.1. History and development of the issuer	46-49, 254-255 DR	
5.2. Investments	262-263, 96-99, 152-153 DR 44 A02 ; 4, 55-56, 19-20, 82-83, 86-88, 105-106 A03, 50-53 A04	
6. Business overview		
6.1. Principal activities	50-59, 264, 96-99 DR	
6.2. Principal markets	52-59, 179-182, 229-230 DR	
6.3. Exceptional factors	264 DR	
6.4. Extent to which issuer is dependent on patents or licences, industrial, commercial or financial contracts	94 DR	
6.5. Basis for any statements made by the issuer regarding its competitive position	50-59 DR	
7. Organisational structure		
7.1. Brief description of the group and the issuer's position within the group	47 DR ; 1-156 A01	
7.2. List of significant subsidiaries	205-215, 119-121 DR ; 107-117 A03	
8. Property, plant and equipment		
8.1. Information regarding any existing or planned material tangible fixed assets	193 DR ; 101 A03	
8.2. Description of any environmental issues that may affect the issuer's utilisation of the tangible fixed assets	113-116 DR	
9. Operating and financial review	62-83 DR	

9.1. Financial condition	125-127, 219-221 DR	
9.2. Operating income	125, 219 DR	
10. <u>Capital resources</u>		
10.1. Information concerning the issuer's capital resources	128, 146-148, 195-196, 101 DR ; 33, 42, 57, 79-81, 102 A03, 30, 39 A04	
10.2. Explanation of the sources and amounts of the issuer's cash flows	129-130 DR ; 82-83 A03	
10.3. Information on borrowing requirements and funding structure	171-173 DR	
10.4. Information regarding any restriction on the use of capital resources that have materially affected, or could materially affect the issuer's operations	N/A	
10.5. Information regarding the anticipated sources of funds needed to fulfil commitments	262-263 DR, 52	
11. <u>Research and development. patents and licences</u>	N/A	
12. <u>Trend information</u>	94-99, 264 DR 74-76 A03	9, 98
13. <u>Profit forecasts or estimates</u>	95, 271-272 DR	
14. <u>Administrative, management and supervisory bodies and senior management</u>		
14.1. Information about members of the administrative, management and supervisory bodies and senior management	35-42 DR ; 44 A02	3, 6
14.2. Administrative, management and supervisory bodies and senior management conflicts of interests	43 DR	
15. <u>Remuneration and benefits</u>		
15.1. Amount of remuneration paid and benefits in kind	32-34 DR	
15.2. Total amount set aside or accrued to provide pension, retirement or similar benefits	33-34 DR	
16. <u>Board practices</u>		
16.1. Date of expiration of current term of office	35-42 DR	
16.2. Information about members of the administrative, management or supervisory bodies' service contracts with the issuer or any of its subsidiaries	43 DR	
16.3. Information about the issuer's audit committee and remuneration committee	18-20 DR	
16.4. A statement as to whether or not the issuer complies with the corporate government regime in its country of incorporation	14, 43 DR	4
17. <u>Employees</u>		
17.1. Number of employees and breakdown by *main* category of activity and geographic location	7, *104-105*, 112 DR	

17.2. Shareholdings and stock options	32-42 DR ; 41, 102, 125 A03, 39 A04	
17.3. Arrangements for involving the employees in the issuer's capital	199-201, 103 DR	
18. <u>Major shareholders</u>		
18.1. Shareholders owning more than 5% of the share capital or voting rights	8, 195, 268-269 DR ; 41, 102 A03, 39 A04	
18.2. Whether the issuer's major shareholders have different voting rights	8, 256, 268 DR	
18.3. Control over the issuer	119, 123, 269, 47 DR	
18.4. Description of any arrangements, known to the issuer, the operation of which may at a subsequent date result in a change in control of the issuer	195, 269 DR	
19. <u>Related party transactions</u>	119-124 ; 274-276 DR ; 89 A03	
20. <u>Financial information concerning the issuer's assets and liabilities, financial positions and profits and losses</u>		
20.1. Historical financial information *	117-241 DR	
20.2. Pro forma financial information	*	
20.3. Financial statements	117-215 DR	
20.4. Auditing of historical annual financial statements	216-217 DR	
20.5. Age of latest financial information	117 DR ; 4 A03	
20.6. Interim financial information	3-43 A02 ; 4-119 A03, 3-49 A04	
20.7. Dividend policy	8-11, 196, 269 DR	
20.8. Legal and arbitration proceedings	93-94, 194 DR ; 73 A03	8
20.9. Significant change in the issuer's financial or commercial position	264 DR	
21. <u>Additional information</u>		
21.1. Share capital	8, 101, 255-256, 268-270 DR ; 41, 57, 102, 124 A03; 39 A04	98
21.2. Memorandum and articles of association	254-261 DR, 39	
22. <u>Material contracts</u>	123-124, 264 DR	
23. <u>Third party information and statement by experts and declarations of any interests</u>	272 DR	
24. <u>Documents on display</u>	265 DR ; 11 A02 ; 134 A03, 79 A04	105
25. <u>Information on holdings</u>	154-155, 238, 248-252 DR ; 85-86, 107-117 A03	

N/A = non applicable.

* In accordance with article 28 of regulation EC 809/2004 and article 212-11 of AMF's General Regulations, the following are incorporated by reference:

- the consolidated financial statements for the year ended 31 December 2004, the Statutory Auditors' Report on the consolidated financial statements for the year ended 31 December 2004 and the Group's Management report appearing on pages 107 to 169, 170 to 171, 27 to 85 of the Crédit Agricole S.A. shelf-registration document registered by the AMF on 17 March 2005 under number D.05-0233;
- the consolidated financial statements for the year ended 31 December 2003, the Statutory Auditors' Report on the pro forma consolidated financial statements for the year ended 31 December 2003, the Group's Management report appearing on pages 63 to 95, 98 to 153, 154 to 155, 96 to 97 and 2 to 49 of the Crédit Agricole S.A. shelf-registration document registered by the AMF on 4 May 2004 under number R.04-073.

The sections of shelf-registration documents D.05-0233 and R.04-073 not referred to above are either not applicable to investors or are covered in another part of shelf-registration document D.06-0188.

The present document is available on website www.credit-agricole-sa.fr
and on website to Autorité des Marchés Financiers www.amf-france.org


CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
A French limited company with a share capital of €4,491,966,903
Paris Trade and Company Registry N° 784 608 416
91-93, boulevard Pasteur – 75015 Paris
Tel. 33 (0) 1.43.23.52.02
www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Publication relating to the issuance of (up to) €600 million fixed rate bonds

Published in the BALO on December 1, 2006

Please see the attached English-language summary.

Exhibit 2.1

English summary from French

Crédit Agricole S.A. BALO Notice published December 1, 2006, Bulletin No. 144

Further to the notice dated October 25, 2006, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of September 30, 2006, the total of previously issued outstanding debt amounted to €13,194,545,248, to €8,505,813,692 for redeemable subordinated debt (TSR) and to €4,216,550,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 16, 2006, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €11,251,000,000, has decided to issue subordinated debt with no fixed term in a maximum amount of €475,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at an annual nominal rate of 4%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of March 22, 2007. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is December 22, 2006 under *code valeur* number FR 0010401026. The principal amount of the notes will be announced in the BALO on December 8, 2006.



Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2

Publication relating to the issuance of €419 million fixed rate bonds

Published in the BALO on December 8, 2006

Please see the attached English-language summary.

Exhibit 2.2

English summary from French

Crédit Agricole S.A. BALO Notice published December 8, 2006, Bulletin No. 147

Further to the notice dated December 1, 2006, this notice announces the issuance by Crédit Agricole S.A. of €419,000,000 principal amount notes (approved by the *AMF* with visa number 06-444 on November 28, 2006).



Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1A

Final Terms relating to the issuance of EUR 10,000,000 Index Linked Interest Notes due 2021

December 5, 2006

Please see attached.



CREDIT AGRICOLE S.A. London Branch

Confirmation to Issuing Agent and Registrar

To: Citibank, N.A., London Office
(Attention: C. Strong/C. Sprawson)

cc: CALYON
(Attention François Fauveau)

Crédit Agricole S.A. Head Office
(Attention: J. Karkulowski / P. Mavro)

Crédit Agricole S.A. London Branch
(Attention: C. Everest/ G. Moriarty)

Dear Sirs: 5 December 2006

CREDIT AGRICOLE S.A.

acting through its London branch
EURO 40,000,000,000 Euro Medium Term Note Programme

SERIES NO: 170 - TRANCHE NO: 1
ssue of EUR 10,000,000 Index Linked Interest Notes due 2021 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

We refer to the Dealer Agreement dated 19 May 2006 entered into in respect of the above Euro Medium Term Note Programme (the "**Programme**"), and made between Crédit Agricole S.A. (the "**Issuer**") and the Dealers and Arranger party thereto (which agreement, as amended from time to time, is herein referred to as the "**Dealer Agreement**").

Terms defined in the Dealer Agreement have the same meanings herein.

We hereby confirm our telephone instruction to you as Issuing Agent and Registrar, respectively, to undertake the duties set out in Part I of Annex A of the Procedures Memorandum including, as required, giving instructions to Clearstream to credit the account number 70496 with Clearstream of CALYON with the Notes described in the Dealer Confirmation copied to you against payment to the account of Crédit Agricole S.A. London Branch (Swift AGRIGB2L) at Credit Agricole S.A. Paris, (Swift AGRIFRPP), number 20000000726, on 7 December 2006, of EUR 10,000,000, being the net purchase monies for such Notes.

CREDIT AGRICOLE S.A. London Branch

By: Omar Ismael Aguirre

Final Terms dated December 5, 2006



Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 170
TRANCHE NO: 1
Issue of EUR 10,000,000 Index Linked Interest Notes due 2021

(the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006 and 28 November 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	170
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	EUR
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 10,000,000
	(iii) Tranche:	EUR 10,000,000
5	Issue Price:	100 per cent of the Aggregate Nominal

		Amount
6	Specified Denomination(s):	EUR 1,000,000
7	(i) Issue Date:	7 December 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	7 December 2021
9	Interest Basis:	Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set out below.
	(i) Index/Formula/other variable:	- For the Interest Period from and including the Interest Commencement Date to but excluding December 7, 2007: **CMS Rate** $_0$

- For each Interest Period from and including December 7, 2007 to but excluding the Maturity Date:

(i) If on the relevant Interest Determination Date, the Calculation Agent determines that a CMS Event has occurred, the rate of interest will be equal to:

[CMS Rate $_0$+ Coupon Memory]

(ii) If on the relevant Interest Determination Date, the Calculation Agent determines that no CMS Event has occurred, the rate of interest will be equal to 0.00%.

A **CMS Event** shall occur in respect of a Specified Interest Payment Date (the "**CMS Event Date**") if the CMS Spread (as defined below) is strictly greater than the **Barrier**.

Where:

"**Barrier**" means 0.35%

"**CMS Spread**" means the resultant figure of the following formula :

[EUR CMS 10 years – EUR CMS 2 years]

"**CMS Rate $_0$**" means the CMS Rate as determined for the Interest Period on which the CMS Event has occurred.

"**CMS Rate $_i$**" means the CMS Rate as determined on each Interest Period of the relevant Memory Period.

"**CMS Rate**" will be for each Interest Period the resultant figure of the following formula:

[EUR CMS 10 years + Margin]

"Margin" means 1.15%

"**EUR CMS 10 years"** means the annual swap rate for euro swap transactions with a maturity of ten (10) years, expressed as percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" and above the caption "11:00 a.m. FRANKFURT" as of 11:00 a.m. Frankfurt time on the **Interest Determination Date.**

"**EUR CMS 2 years"** means the annual swap rate for euro swap transactions with a maturity of two (2) years, expressed as percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" and above the caption "11:00 a.m. FRANKFURT" as of 11:00 a.m. Frankfurt time on the **Interest Determination Date.**

"**Interest Determination Date"** means 2 TARGET Business Days before the last day of the Interest Period.

"Coupon Memory" means the sum of each CMS Rate $_i$ as determined by the Calculation Agent for each Interest Period during the relevant **Memory Period**.

"**Memory Period**" means the period (i) from and including the Interest Payment Date that falls on or around December 7, 2007 to but excluding the first CMS Event Date and then from and including a CMS Event Date to but excluding the next following CMS Event Date and (ii) on which no CMS Rate has been already paid.

(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If on any Interest Determination Date the Reuters Screen ISDAFIX2 Page is cancelled or unavailable, the Rate for that relevant Interest Determination Date will be a percentage determined on the basis of the mid-market annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., Frankfurt time. For this purpose the mid-market annual swap rate means the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating euro interest rate swap transaction with a term equal to the Designated Maturity commencing on that Reset Date and in an Aggregate Nominal Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, in each case calculated on an Actual/360 day count basis, is equivalent to EUR-EURIBOR-Telerate (as defined in the Annex ISDA Definitions - 2000), with a designated maturity of six months. The Calculation Agent will request the principal office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If the Rate is still unavailable the Calculation Agent will determine such rate in good faith. "Rate" means EUR CMS 10 years and/ or EUR CMS 2 years as the case may be. "Designated Maturity" means ten (10) years for the EUR CMS 10 years; and two (2) years for the EUR CMS 2 years. "Reference Banks" means five leading

		swap dealers in the interbank market. "Reset Date" means the last day of the relevant Interest Period. "Calculation Agent" means CALYON
(iv)	Interest Period(s):	Each twelve-months period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date
(v)	Determination Dates:	Not Applicable
(vi)	Specified Interest Payment Dates:	7 December in each year starting on and including 7 December 2008 and ending on the Maturity Date subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below.
(vii)	Business Day Convention:	Modified Following Business Day Convention
(viii)	Business Centre(s):	TARGET
(ix)	Minimum Interest Rate:	0.00 per cent per annum
(x)	Maximum Interest Rate:	Not Applicable
(xi)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted

19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 1,000,000 per Note of EUR 1,000,000 Specified Denomination
23	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (*Condition* 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8 (b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable

	(ii)	Date of Subscription Agreement, if any:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:		CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35	Additional selling restrictions:		Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date.
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

"So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 10,000,000
(iii) Estimated total expenses:	Not Applicable

7 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

See item 18 of Part A

8 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0277369988
Common Code:	27736998
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable



Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1B

Final Terms relating to the issuance of EUR 1.050.000.000 Floating Rate Notes due 2008

December 7. 2006

Please see attached.

Final Terms dated 7 December 2006



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 1,050,000,000 Floating Rate Notes due 2008 (the "Notes")
under the EUR 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 171

TRANCHE NO: 1

CALYON CORPORATE AND INVESTMENT BANK

SANTANDER

UNICREDIT GROUP (UBM)

WESTLB AG

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006 and 28 November 2006 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (*www.credit-agricole-sa.fr*) on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	171
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 1,050,000,000
	(ii)	Tranche:	EUR 1,050,000,000
5	Issue Price:		99.983809 per cent. of the Aggregate Nominal Amount. As provided in the Base Prospectus, the Notes may be resold to investors at prevailing market prices, which may be less than the Issue Price.
6	Specified Denomination(s):		EUR 100,000
7	(i)	Issue Date:	11 December 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		The Interest Payment Date falling on or nearest to 11 December 2008
9	Interest Basis:		Floating Rate (further particulars specified at paragraph 16 below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 16 May 2006 and *décision d'émission* dated 7 December 2006
14	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	As per the Conditions
	(ii) Specified Interest Payment Dates:	Interest payable quarterly in arrear on 11 March, 11 June, 11 September, and 11 December in each year commencing on 11 March 2007 up to, and including, 11 December 2008, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period

	— Primary Source for Floating Rate:	Reuters page 248
	— Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone
	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	+ 0.02 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	Nominal Amount
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable

23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(c))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed to be issued) outside France
31	Consolidation provisions:	Not Applicable

32	Other final terms:		Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	CALYON BANCO SANTANDER CENTRAL HISPANO, S.A. UNICREDIT BANCA MOBILIARE S.P.A WESTLB AG
	(ii)	Stabilising Manager(s) (if any):	CALYON
34	If non-syndicated, name and address of Dealer:		Not Applicable
35	Additional selling restrictions:		Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: ....

Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

PART B – Other Information

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 11 December 2006.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,540
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

2 RATINGS

Ratings:	Not Applicable

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	EUR 1,049,830,000
(iii)	Estimated total expenses:	As set out in paragraph 1(iii) of this Part B

5 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0277553219
Common Code:	27755321

Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable


RECEIVED

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

Press releases issued by Crédit Agricole

Through December 31, 2006

Please see attached.



CRÉDIT AGRICOLE S.A.

PATRIMOINE
La survie des hommes,
SANS
c'est aussi leur culture,
FRONTIÈRES
leur mémoire et leur patrimoine

Press release

Crédit Agricole S.A., a new partner for Patrimoine sans Frontières

Paris, 4 December 2006 — Crédit Agricole S.A. has signed a sponsorship agreement with Patrimoine sans Frontières, a not-for-profit organisation specialised in cultural heritage conservation. At the same time, it is inaugurating an exhibition at the Guimet Museum of Oriental Art in Paris of artistic and cultural treasures from Afghanistan that have survived centuries of war and devastation.

Formed in 1992, Patrimoine sans Frontières is dedicated to preserving the world's cultural heritage from the dangers of neglect, natural disaster, armed conflict and political instability. It concentrates on protecting monuments and buildings and ensuring that memory and know-how are handed down through the generations to be safeguarded by local populations.

With Crédit Agricole S.A.'s support, Patrimoine sans Frontières will be able to pursue its plans to restore heritage sites, historical buildings and religious architecture in the Balkans and Madagascar in 2007. It will also conduct a campaign to raise awareness of heritage preservation among young people. In addition, "*Case Obus*", a travelling exhibition of traditional architecture that started out in Cameroon in 2005, will continue its journey through that country and thence to France.

This new partnership is yet another example of Crédit Agricole's support for cultural heritage over the past 30 years.

In addition to the aid provided by Crédit Agricole S.A. to such prestigious museums and art galleries as the Louvre, Guimet and Arts Décoratifs in Paris and the Hermitage in Saint Petersburg, the Crédit Agricole Group is investing in local programmes that would not otherwise have been possible.

Through Crédit Agricole's "Pays de France" foundation, the Group is helping to protect and enhance the cultural heritage of the French countryside in order to galvanise regional economies. Formed in 1979 at the initiative of the Regional Banks, the foundation is active in a number of areas, including architecture and culture, traditional rural economies, industrial heritage sites and areas of outstanding natural beauty. Since it was created, Pays de France has handled 800 projects – including the refurbishment of a village entrance-gate, a public washhouse and a stained glass window – in an effort to ensure that these treasures are passed on to future generations.


Eurofactor
GROUPE CRÉDIT AGRICOLE

Press release

Packard Bell signs an international factoring contract covering more than €1 billion in receivables

The contract is to accompany Packard Bell's expansion after it was bought by John Hui.

Issy les Moulineaux, 15 December 2006 - Packard Bell, formerly a subsidiary of Japan's NEC, has chosen the European Pass® factoring solution, which incorporates *Rechargement de Balance*®, Eurofactor's proprietary funding solution. The programme covers receivables from four countries: France, Spain, the UK and the Netherlands.

Ernest O'Leary, Packard Bell's Chief Financial Officer said, "We chose Eurofactor because they were able to offer us a single, Europe-wide contract, which greatly simplifies our management process, both legally and technically. For us, Eurofactor is a valuable financial partner, alongside our banks. We particularly appreciated that the company responded quickly and came up with a comprehensive, consistent solution in just two months".

With Eurofactor's solution, Packard Bell retains control over debt collection and customer relationship management. *Rechargement de Balance*® includes instant funding against debtor invoices and automatic exchange of accounting entries. It thus alleviates the administrative burden, eliminating the need to keep and reconcile "mirror" accounts.

With European Pass®, exclusive to Eurofactor, Packard Bell's transactions are centralised and the company deals with a single contact person.

By accessing the Eurofactor-online® client website, Packard Bell's finance division can manage the company's customer accounts directly and create and edit management reports. Through this interface, Packard Bell can access a statement of its customer account balances and cash positions across Europe.

About Eurofactor

Eurofactor is the French market leader in factoring and Europe's largest integrated factoring network. A subsidiary of Crédit Agricole, Eurofactor supports the growth of all businesses in France and abroad by helping them to build the receivables management solutions best suited to their strategy, business sector, size and customer profile, notably through European Pass®, Eurofactor's pan-European service range.

About Packard Bell

Packard Bell is a leading player in the personal computer sector, with market share of 16% (source: IDC – January 2006). It has been operating in Europe since 1991.

At the cutting edge of convergence between information technology and consumer electronics, Packard Bell is continuously expanding its product range to include the latest technological developments: desktop and portable computers, digital leisure devices such as MP3 players, DVD players and PVRs, GPS, storage solutions, home networks and flat-screen televisions.

Packard Bell's commitment to customers is seen in its ability to anticipate and respond to the needs of increasingly sophisticated, demanding consumers.


HANDI-
MANAGEMENT


CRÉDIT
AGRICOLE S.A.

PRESS RELEASE

Crédit Agricole S.A.. partner to Handimanagement

Handimanagement is an educational project for France's Grandes Ecoles (top schools and universities) aimed at making students aware of the issue of integrating the disabled into the workplace. Crédit Agricole S.A., alongside ten other French companies, is a partner in this project, which will see its first achievements on the campus in January 2007.

Paris, 19 December 2006

Twenty of France's top schools and universities have recruited a team of students to the Handimanagement project. Their mission is to make their fellow students aware of the issue of integrating the disabled into the workplace. Action plans for each individual school will be revealed on 16 January. An emotional time ahead on the campus!

Handimanagement is organised by Companieros, a provider of turnkey educational programmes for top schools and universities. First tested in five schools in 2005, it has been supported since 2006 by the **Conférence des Grandes Ecoles** and extended to twenty schools.

The principle is simple: each partner school recruits a team which, in the first instance, receives **training in disability issues.**

From January, each team will prepare and implement an action plan based on two major initiatives:

- **A "combat day"**, focusing specifically on how to make concrete improvements in workplace integration for the disabled.
- **An awareness week**, aimed at all students in each partner school or university with the objective of overcoming their fears and apprehensions about disability. There will be an **award ceremony in May**.

As a partner, Crédit Agricole S.A., alongside ten other companies, brings the Handimanagement project the benefit of its experience as an employer of disabled people and will provide financing. Through the project, the partners will help train a generation of managers who, in the future, will play an active role in integrating the disabled into the workplace.

Handimanagement is an initiative proposed by Companieros (www.companieros.com) and supported by the Conférence des Grandes Ecoles and twenty of France's top schools and universities: INSA Lyon, HEC, ESC Grenoble, ESC Rouen, EDHEC, ESCP-EAP, ESSEC, INT, Audencia, Telecom Paris, AGRO, ISEP, ESC Bordeaux, CESI, ESC Lille, IEP Aix, IEP Lille, Euromed, Centrale Paris, ENSAM.



December 28, 2006

PRESS RELEASE

Not for distribution in the United States, in Canada, in Japan and in Australia

Crédit Agricole S.A. launches a EUR 4 billion capital increase with preferential subscription rights

CRÉDIT AGRICOLE S.A. announces today a capital increase in cash with preferential subscription rights for an amount of EUR 4,005,337,152.50 (issue premium included).

The purpose of the capital increase is to allow Crédit Agricole S.A.(the "Company"):

- to finance its portion of the acquisition price for the networks in Italy of Cassa di Risparmio di Parma et Piacenza and of Banca Popolare FriulAdria, as well as 202 branches of Banca Intesa (a total of 663 branches). The total acquisition price is EUR 5.96 billion. EUR 4.47 billion of this total amount (75% of the total) will be financed by the Company, EUR 894 million (15% of the total) by Fondation Cariparma and EUR 596 million (10% of the total) by Sacam International (a subsidiary of the *Caisses Régionales de Crédit Agricole Mutuel*). EUR 3 billion of the EUR 4.47 billion to be financed by the Company will be generated by the proceeds of this share capital increase, the remaining amount being financed by available funds;

  This acquisition will take place in the first quarter of 2007, subject to the approval (i) of the Bank of Italy, which is expected to be granted in January, and (ii) of the European merger control authorities, which is expected to be granted during the month of February.

- to improve its prudential ratios and maintain its financial flexibility.

Subscription for new shares will take place at an issue price per share of EUR 26.75 (nominal value of EUR 3 and issue premium of EUR 23.75) on the basis of ONE new share for TEN existing shares. The issue price corresponds to a 16.51 % discount with respect to the closing price of the Company's shares at December 27, 2006.

Each shareholder of the Company will receive one preferential subscription right (« DPS ») per share held at close of trading on January 3, 2007. TEN DPS will allow the subscription for ONE new share at the subscription price of EUR 26.75 per share.

Subscription for additional new shares, over and above subscription by irrevocable entitlement (subject to reduction), will be allowed.

The new shares shall carry rights to dividends with effect from January 1, 2006 and shall entitle the holder to all distributions declared by the Company after their issue and in particular the dividend which may be declared and paid in 2007 in respect of the financial year 2006.

The offer is open to the public in France. The subscription period will start from January 4, 2007 and will end on January 23, 2007 (inclusive). During this period, preferential subscription rights will be traded on the Eurolist by Euronext Paris (ISIN code FR0010416693).

Settlement and delivery of the new shares is scheduled to take place on February 6, 2007. New shares will be listed on the Eurolist by Euronext Paris beginning on February 6, 2007. They will be fully fungible with the

Company's existing shares that are already traded on the Eurolist by Euronext Paris and traded under the same ISIN code as the Company's existing shares, i.e. FR0000045072.

SAS Rue La Boétie (99.99%-owned by the *Caisses Régionales de Crédit Agricole Mutuel*) which holds 819,541,855 shares in the Company representing 54.73% of the share capital and 55.26% of the voting rights has undertaken to subscribe for, pursuant to its irrevocable rights, the shares issued in this capital increase, through the exercise of all of its preferential subscription rights and in an amount up to the number of shares which are not subscribed for, with and without irrevocable rights (*à titre irréductible et réductible).*

This rights offering is led by CALYON as Global Coordinator, Lead Manager and Bookrunner.

Information for the public

Information regarding the terms and conditions of the subscription can be found at: www.credit-agricole-sa.fr.

A prospectus approved by the *Autorité des marchés financiers* (the « AMF », French Securities Regulator) under No 06-488 on December 28, 2006 is available free of charge at the registered offices of CRÉDIT AGRICOLE S.A. and from financial intermediaries. It can also be found on the websites of CRÉDIT AGRICOLE S.A. (www.credit-agricole-sa.fr) and the AMF (www.amf-france.org).

The prospectus consists of :

- the registration document filed with the AMF on March 30, 2006 under No. D.06-0188
- the update of the registration document filed with the AMF on May 11, 2006 under No. D.06-0188-A01, the update of the registration document filed with the AMF on May 22 under No. D.06-0188-A02, the update of the registration document filed with the AMF on September 19, 2006 under No. D.06-0188-A03, the update of the registration document filed with the AMF on November 24, 2006 under No. D.06-0188-A04, and the update of the registration document filed with the AMF on December 21, 2006 under No. D.06-0188-A05 and
- an offering circular (« *note d'opération* »), which contains the summary of the prospectus.

CRÉDIT AGRICOLE S.A. draw investors' attention to the risk factors sections in the prospectus approved by the AMF.

Disclaimer

*No communication or information relating to the capital increase with preferential subscription rights of CREDIT AGRICOLE S.A. (the « **Offer** ») may be distributed, disseminated or otherwise made available to the public in a jurisdiction other than France and in which a registration or approval is required. No application or request for registration or approval have been made (nor will be made) outside of France, in any jurisdiction in which such application or request would be necessary.*

The Offer and the subscription for new shares may be subject, in certain jurisdictions, to certain specific legal and regulatory restrictions. Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such restrictions.

This press release must not be published, distributed or disseminated, directly or indirectly, in the United States, Canada, Australia and Japan.

This press release is not an offer to sell or a solicitation to purchase or subscribe for securities in the United States, Canada, Japan or Australia, and no offer or sale of securities is proposed in a jurisdiction where such offer or sale would be illegal. The shares and preferential subscription rights of CREDIT AGRICOLE S.A. mentioned in this press release may not be offered or sold in the United States (as defined by Regulation S of the US Securities Act of 1933, as amended) absent registration or an applicable exemption from the registration requirement under the US Securities Act of 1933, as amended. There will be no registration of the securities mentioned in this press release in the United States, and there will be no public offering of the securities in the United States.

*This press release is intended only for persons who (a) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "**Order**") or (b) are "high net worth entities" or other persons falling within Article 49(2) (a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order (hereinafter "**Qualified Persons**"). This press release is intended only for Qualified Persons and must not be used or relied upon by persons who are not Qualified Persons. Any person engaging in the distribution of this press release must ensure that such distribution does not violate any local laws or regulations.*

CRÉDIT AGRICOLE S.A.

French société anonyme with an issued share capital of EUR 4,491,966,903
Registered office : 91-93 Boulevard Pasteur, 75015 Paris
784 608 416 R.C.S. Paris


CRÉDIT AGRICOLE S.A.


FIAT
GROUP




FIAT VEICOLI
COMMERCIALI

Press release

Completion of the partnership in auto financing between Fiat Auto and Crédit Agricole S.A.

Paris and Turin 28 December 2006 - Fiat Auto and Crédit Agricole completed the transaction announced in July for the creation of a 50/50 joint venture, Fiat Auto Financial Services ("FAFS"), which will handle Fiat Auto's main financing activities in Europe (retail auto financing, dealership financing, and long-term car rental and fleet management).

In particular, the following actions took place today:

- Synesis Finanziaria (a company held equally by Unicredito, Banca Intesa, Capitalia, and San Paolo-IMI) sold to Fiat Auto, upon exercise of its call option, for 479 million euros 51% of Fidis Retail Italia, a company controlling the Fiat Auto European retail financing activities, which has changed its corporate name into FAFS;
- FAFS acquired certain Fiat Auto subsidiaries currently active in the European Fiat Auto dealer financing and renting business;
- Fiat Auto sold to Sofinco, the wholly owned consumer credit subsidiary of Crédit Agricole, 50% share capital of FAFS for a total cash consideration of 1 billion euros subject to usual price adjustment clauses;
- Crédit Agricole/Sofinco refinanced FAFS entities' for the entire debt with the Fiat Group and part of their debt to third parties.

For the Fiat Group these transactions will result in a capital gain of approximately 450 million euros, an overall cash-in in excess of 3 billion euros (including the repayment of intercompany debt) and a reduction in net industrial debt by approximately 350 million euros.

For Crédit Agricole, this investment accelerates the development of its consumer finance business in Europe, and increases the contribution of international operations to Group results, in line with the objectives outlined in its Development Plan of December 2005.

FAFS will manage all the main financial activities of Fiat Auto in Europe, and in particular the activities regarding financing of Fiat Auto Dealerships, of Private Clients, as well as leasing and renting services for Business Fleets. Managing a portfolio of over 13 billion Euros, FAFS will benefit, on the one hand, of the expected growth of Fiat Auto sales, and on the other hand, of the long lasting experience of Crédit Agricole in consumer finance and of its financial strength.

FAFS is jointly controlled by the two partners. The Chairman of FAFS, Patrick Valroff, who joined Sofinco in 1991, is currently Head of the Specialised Financial Services of Crédit Agricole S.A. and Chairman & CEO of Sofinco. The CEO is Alain Breuils, Senior Vice President of Fiat Group's Financial Services, with a long international experience in automotive financial services.

Sergio Marchionne, CEO of Fiat and Fiat Auto, declared: "This Joint Venture will further strengthen our support to Fiat Auto final customers and dealers, and will represent an essential contribution to the achievement of our ambitious sales objectives in Western Europe. With this alliance, Crédit Agricole becomes a strategic financial partner for Fiat Auto and the Fiat Group."

Georges Pauget, CEO of Crédit Agricole S.A., declared: "This transaction has been realized in a short time frame which demonstrates the will of both partners to share their respective know-how for the benefit of Fiat Auto Financial Services and Crédit Agricole. This joint venture with a major automobile manufacturer is another confirmation of Crédit Agricole's ability to operate through partnerships."

About Crédit Agricole:

Specialized Financial Services encompasses three business lines: consumer finance, lease finance and factoring. In consumer finance, Crédit Agricole has a leading position in the European market, managing through its subsidiaries Sofinco and Finaref more than EUR39 billion of assets in 15 European countries.

About Fiat Auto:

Fiat Auto is one of Europe's leading car manufacturers with worldwide unit sales of more than 1.9 million vehicles in the past 12 months and 2005 revenues in excess of EUR 19.5 billion. With its three well-established brands - Fiat, Alfa Romeo and Lancia - as well as a strong presence in light commercial vehicles, Fiat Auto has a nearly 8% share of the Western European auto market.